SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-1


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Post-Effective Amendment No.      61        (File No. 2-29081)               [X]
                               ---------

                                                  and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.                     22        (File No. 811-1653)              [X]
                               ---------


           IDS Life Variable Annuity Fund A (Individual and Employer)
--------------------------------------------------------------------------------

                 IDS Tower 10, Minneapolis, Minnesota 55440-0010
--------------------------------------------------------------------------------

                                 (612) 671-3678
--------------------------------------------------------------------------------

            Mary Ellyn Minenko - IDS Tower 10, Minneapolis 55440-0010
--------------------------------------------------------------------------------


Approximate Date of Proposed Public Offering

It is proposed that this filing will become effective (check appropriate box) [ ] immediately upon filing pursuant to paragraph (b)
[X] on May 1, 1998 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuant to paragraph (a) of rule 485

The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to section 24-F of the Investment Company Act of 1940.

IDS Life Variable Annuity Fund A                                 Post-Effective
(Individual and Employer)                                      Amendment No. 61
                                                          Registration Form N-1

Cross reference sheet showing location in the prospectus of the information called for by the items enumerated in Part I of Form N-1.

Negative answers omitted from prospectus are so indicated.

IDS LIFE VARIABLE ANNUITY FUND A (INDIVIDUAL AND EMPLOYER)

                           Section
Item No.                   In Prospectus

     1                     Cover

     2                     Summary of Contents

     3                     Financial Highlights

     4   (a)               History
         (b)               Not Applicable
         (c)               Not Applicable

     5   (a)               Investment Objective
         (b)               Investments the Fund will not make
         (c)               Investment objective
         (d)               Financial Highlights; Investment objective

     6   (a)               Tax charges
         (b)               Tax charges; What about your taxes?
         (c)               Not Applicable
         (d)               Not Applicable

     7   (a)               Brokerage
         (b)               Brokerage
         (c)               Brokerage
         (d)               Not Applicable

     8                     Not Applicable

     9   (a)               Ownership of IDS Life and American Express Financial
                           Corporation
         (b)               Not Applicable
         (c)               Members of the Board of Managers and Officers of the
                           Fund

     10 Members of the Board of Managers and Officers of the Fund

     11                    Not Applicable

     12  (a)               Custodian
         (b)               Not Applicable

     13  (a)               Investment agreements; Brokerage; Ownership of IDS
                           Life and American Express Financial Corporation
         (b)               Not Applicable
         (c)               Not Applicable
         (d)               Not Applicable

     14  (a)               Voting rights
         (b)               Not Applicable

     15  (a)               Measuring the value of your  contract;  Dates we
                           revalue-Valuation date; The Valuation period; Valuing
                           Fund assets; The charges you pay
         (b)               Automated transfers and partial surrenders; Valuing
                           an annuity unit; Annuity
                           payment starting date; Table of settlement rates;
                           Annuity payment plans;
                           Determination of monthly annuity payments for deferred contracts;
                           Determination of monthly annuity payments for immediate contracts;
                           Surrendering your contract; Making withdrawals on your contract; Special rules if the annuitant dies before the annuity payment starting date; Your right to cancel installment contracts
         (c)               Not Applicable

     16  (a)               Investment agreements; Brokerage; Cover; Annuity
                           payment plans; The charges
                           you pay; Making withdrawals on your contract
         (b)               Directors and officers of IDS Life Insurance Company;
                           Other affiliations
         (c)               The charges you pay
         (d)               Not Applicable

     17                    Not Applicable

     18                    Financial statements; IDS Life Financial Information

IDS Life Variable Annuity Fund A

Individual Variable Annuity Contracts and Variable Annuity Contracts for Employer Plans


Prospectus/May 1, 1998


IDS Life Variable Annuity Fund A (the Fund) is a segregated asset account of IDS Life Insurance Company (IDS Life). The investment objective of the Fund is long-term capital appreciation. The Fund invests primarily in common stocks of U.S. corporations. The Fund also may invest in preferred stocks and in corporate and government bonds.

This prospectus describes the following types of individual non-tax-qualified, variable annuity contracts offered by IDS Life: 1) an annuity for use in connection with non-qualified retirement or deferred compensation plans or programs adopted by an employer that are not intended to qualify under Sections 401, 403, or 408 of the Internal Revenue Code (the Code); 2) an installment payment deferred annuity; 3) a single payment deferred annuity; and 4) a single payment immediate annuity.

New contracts are not currently being offered. This prospectus gives you facts about the Fund. You should read it and keep it with your investment records for future reference.

The Fund is responsible only for statements included in this prospectus or in authorized sales material.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

IDS Life Variable Annuity Fund A
IDS Tower 10
Minneapolis,  Minnesota 55440-0010
General Information (612) 671-3733
Annuity Service (612) 671-4738
                     (800) 437-0602

IDS Life Variable Annuity Fund A

IDS Life Insurance Company
IDS Tower 10
Minneapolis, Minnesota 55440-0010


Prospectus, May 1, 1998
Individual Variable Annuity Contracts and Variable Annuity Contracts For Employer Plans

Table of contents......................................................Page


Summary of Contents........................................................
Financial highlights.......................................................
The variable annuity.......................................................
Investment objective.......................................................
Investments the Fund will not make.........................................
Portfolio manager..........................................................
Investment agreements......................................................
Brokerage..................................................................
The contracts..............................................................
The fixed account..........................................................
Automated transfers and partial surrenders.................................
Measuring the value of the contract........................................
Valuing Fund Assets........................................................
When we credit your purchase payments......................................
The investment factor......................................................
Valuing an accumulation unit...............................................
Valuing an annuity unit....................................................
Annuity payment starting date..............................................
Table of settlement rates..................................................
Annuity payment plans......................................................
The charges you pay........................................................
Surrendering your contract.................................................
Making withdrawals on your contract........................................
Special rules if annuitant dies before
the annuity payment starting date..........................................
Your right to cancel installment contracts.................................
What about your taxes?.....................................................
Voting rights..............................................................
Management.................................................................
Directors and officers of IDS Life Insurance Company.......................
Other Information..........................................................
Insurance regulation.......................................................
Financial statements.......................................................

Summary of Contents

About the variable annuity - The variable annuities are offered for sale through the Fund, a diversified open-end management investment company. Variable annuity contracts guarantee regular payments to contract purchasers. The amount of these payments is influenced by the performance of the securities in which the Fund invests (page __).

Financial highlights - This table shows important financial information you will need to evaluate the Fund's performance (page __).

Investment objective - The Fund's investment objective is long-term capital appreciation in order to build up values and to make annuity payments. The Fund invests primarily in common stock and also may invest in preferred stock and in government and corporate bonds. The Fund may invest in foreign securities, futures contracts and options. There can be no guarantee the Fund will achieve its investment objective because any investment involves risk (page __).

Portfolio manager - The Fund is managed by senior portfolio manager Mitzi Malevich (page __).

Investment agreements - The Fund is a segregated asset account of IDS Life Insurance Company, a stock life insurance company. The investments of the Fund are managed by IDS Life pursuant to an Investment Management Agreement. Under this agreement, IDS Life receives a management fee equal to 0.4% of the Fund's average daily net assets for each year. Pursuant to a Distribution and Services Agreement, IDS Life also serves as principal underwriter of the Fund. IDS Life annually pays 0.25% of the Fund's net assets to American Express Financial Corporation for investment advice regarding management of the Fund's investments (page __).

Contracts - This prospectus describes the following types of individual non-tax-qualified variable annuity contracts:

o An individual variable annuity contract for use in connection with non-qualified retirement or deferred compensation plans or programs adopted by an employer. These plans or programs are not intended to qualify under Sections 401, 403, or 408 of the Code. Under this contract, you make an annual purchase payment. This payment must be at least equal to the larger of an amount which, when multiplied by the number of contract years between the application date and the retirement date, equals (1) $3,000 or (2) $300 a year. This contract also provides several optional settlement plans which may be elected, except that if at the annuity payment starting date the accumulation value of the contract is less than $2,000, the accumulation value may be paid in a lump sum (page __);

o A single payment deferred annuity that can be purchased by making an initial payment of at least $3,000 (page __);

o A single payment immediate annuity that can be purchased by making an initial payment of at least $3,000 (page __); and

o An installment payment deferred annuity that may be purchased by making 10 or more annual payments that total at least $300 (page __).

Who owns the contract? - The annuitant is the owner, unless your application says otherwise, or if ownership of the contract is later transferred to someone else.

If the contract described in this prospectus is purchased by an employer in connection with a deferred compensation plan, the employer becomes the exclusive owner of all rights under the contract. Any employee referred to in the contract as an annuitant is called an annuitant solely for purposes of identification. All funds payable under the contract are paid to and are the exclusive property of the employer. No certificates are issued by IDS Life to any employee with whom an employer has entered into a deferred compensation agreement. Any employee participating in a deferred compensation plan should refer to the deferred compensation agreement with his employer for information on any additional charges in connection with the plan.

Transfers between accounts - Before the annuity payment starting date, you may give IDS Life written or telephone instructions to transfer the contract value of your investment between the fixed account and the variable account. Transfers must be at least for $50 and go into effect when recorded by IDS Life at its corporate office (page __).

Charges you pay - IDS Life will deduct a combined sales and administrative charge from payments you make into the Fund.

For the individual variable annuity contract intended for use with non-qualified plans adopted by an employer, the deduction is 5.75% of the first $10,000 paid into the Fund, 4% of the next $40,000 and 2% of all amounts in excess of $50,000 (page __).

For the other three individual annuity contracts, if you make a single payment, the deduction is 8% of the first $15,000, 5% of the next $10,000 and 2% of any further amounts. If you choose to make installment payments, the deductions average 8.7% over the first 10 years. You may lose money if you surrender your individual installment contract too soon because the percentage that is deducted is higher in the earlier years (20% for the first year of an installment payment contract, 18% for the second and third contract years, 7% for the fourth year and 4% thereafter) (page __).

Additionally, IDS Life may deduct for premium taxes. Most states don't have premium taxes but in those that do, IDS Life may make a deduction. State premium taxes range from 0 to 3.5% of the gross purchase payments. You may receive some money in excess of the amount requested if, as a result of your surrender, the Fund's state premium tax liability is reduced (page __).

Surrendering your contract - You can surrender all or part of a deferred annuity contract any time before the annuity payment starting date by giving IDS Life written or telephone instructions. IDS Life will cash in the number of accumulation units or fixed dollar accumulation value required for the amount of money you request. The accumulation units will be given the accumulation unit value determined on the date your request is received. However, you can't surrender part of your contract if the remaining accumulation value is less than $20. There can be no surrenders of any type after annuity payments have started. You will pay income tax on the taxable part of your surrender and you may have to pay an IRS penalty tax on early withdrawal if you surrender part or all of your contract before reaching age 59-1/2.

A surrender may result in adverse tax consequences. You should consult a tax advisor before making a surrender request (page __).


Federal Tax Information - According to current interpretations of federal income tax law, generally there is no federal income tax on any increase in your annuuity's value until distributions are made. Under certain circumstances, there may be a 10% IRS penalty tax on early withdrawal (page ___).


Additional Information

For information about the Fund's history, organization and headquarters as well as information about IDS Life and American Express Financial Corporation, see page __.



Financial highlights from Jan 1, 1988 to Dec. 31, 1997
Year ended Dec. 31,           1997      1996        1995       1994       1993      1992     1991      1990      1989      1988
--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Accumulation unit value at
beginning of year           $17.04    $13.93      $10.27     $10.70     $9.77     $9.13    $6.10     $5.98     $4.58     $4.26
--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Income from investment
operations:
Net investment income        (.07)      (.07)      (.02)       .03       (.02)     (.03)     .02       .06       .05       .05
(loss)
Net gains (losses) on
securities, both realized
and unrealized               3.94       3.18       3.68       (.46)       .95       .67     3.01       .06      1.35       .27
--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Total from investment
operations                   3.87       3.11       3.66       (.43)       .93       .64     3.03       .15      1.40       .32

--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Accumulation unit value at
end of year                 $20.91    $17.04      $12.93     $10.27     $10.70    $9.77    $9.13     $6.10     $5.98     $4.58
--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------

Total return*               22.71%     22.33%     35.64%     (4.01%)     9.50%     6.97%   49.83%     1.97%    30.60%     7.56%

--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Ratios/Supplemental Data

--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------
Total contract owner's
equity at end of year (000  $379,553  $327,778    $284,407   $223,317   $241,623  $228,366 $222,205  $155,426  $163,568  $136,141
omitted)
Ratio of operating
expenses to average net      1.40%      1.40%      1.40%      1.40%      1.40%     1.40%    1.41%     1.41%     1.43%     1.40%
assets
Ratio of net investment
income (loss) to average
net assets                   (.62%)     (.43%)     (.19%)      .27%      (.17%)    (.30%)    .22%      .97%      .99%     1.22%
Portfolio turnover rate         33%        13%       46%         63%       64%       74%      68%       56%       55%       66%
Average brokerage
commission rate**            $.0502     $.0550       --          --        --        --       --        --        --        --

--------------------------- --------- ----------- ---------- ---------- --------- -------- --------- --------- --------- ----------

*Total return does not reflect payment of a sales charge.
** Effective fiscal year 1996, the Fund is required to disclose an average brokerage commission rate per share for security trades on which commissions are charged. The comparability of this information may be affected by the fact that commission rates per share vary significantly among foreign countries.

This table pertains to accumulation units only. When you begin to receive your annuity payments, accumulation units change to annuity units. The value of an annuity unit (assuming a 3.5% investment rate) was $7.55 as of Dec. 31, 1997 $6.37 as of Dec. 31, 1996, $5.39 as of Dec. 31, 1995, $4.11 as of Dec. 31, 1994,
$4.44 as of Dec. 31, 1993, $4.19 as of Dec. 31, 1992, $4.06 as of Dec. 31, 1991,
$2.80 as of Dec.  31,  1990,  $2.84 as of Dec. 31, 1989 and $2.25 as of Dec. 31,
1988. The value of an annuity unit (assuming a 5% investment rate) was $4.92 as of Dec. 31, 1997 $4.21 as of Dec. 31, 1996, $3.61 as of Dec. 31, 1995, $2.80 as
of Dec. 31, 1994, $3.06 as of Dec. 31, 1993, $2.93 as of Dec. 31, 1992, $2.88 as
of Dec. 31, 1991, $2.02 as of Dec. 31, 1990, $2.08 as of Dec. 31, 1989 and $1.67
as of Dec. 31, 1988.


The information in this table has been derived from financial statements of the Fund that have been audited by Ernst & Young LLP, independent auditors. The independent auditor's report and additional information about the performance of the Fund are contained in the Fund's annual report, which if not included with this prospectus, may be obtained without charge.

The variable annuity

An annuity is a contract with a life insurance company that guarantees regular income to the purchaser. Most people buy annuities to provide income in their retirement years. When most people think of an annuity, they are thinking of a fixed dollar annuity. With a fixed dollar annuity, the insurance company bears the risk of investment gain or loss and guarantees payment of an exact monthly amount. A variable annuity also guarantees you regular payments. However, the amount of the payments will fluctuate with the performance of the securities in which the annuity fund invests. So if the securities go up in value, you may receive larger annuity payments. If they go down, the amount of the annuity payments you receive may be reduced.

Investment objective

The Fund's investment objective is long-term capital appreciation so that the Fund can build up values and increase the size of annuity payments. There can be no guarantee the Fund will achieve its investment objective because any investment involves risk. The Fund's investment objective can be changed by IDS Life without the approval of the Fund's contract holders, but IDS Life has no intention of doing so.

The Fund invests primarily in U.S. common stocks. The Fund also may invest in preferred stocks and in corporate and government bonds. Some bonds issued by agencies of the U.S. government are not supported by the full faith and credit of the United States.

The Fund may invest up to 30% of its total assets at the time of purchase in foreign securities. In selecting foreign investments, the Fund generally will seek to invest in companies that it anticipates will experience economic growth at least as great as that anticipated in the U.S. companies in which it invests. The securities that the Fund believes offer attractive opportunities for investment may change from time to time. Foreign investments may be subject to additional risks, including future political and economic developments, the possible imposition of withholding taxes on dividend income, the seizure or nationalization of companies, the establishment of exchange controls or the adoption of other restrictions that might adversely affect an investment.

The Fund may invest in the securities of foreign issuers directly or in the form of American Depository Receipts (ADRs). ADRs are receipts typically issued by an American bank or trust company that evidence ownership of underlying securities issued by a foreign corporation. Since investments in foreign securities will involve currencies of foreign countries, the value of the Fund's assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations. The Fund also may enter into forward commitments for the purchase or sale of foreign currencies, but only in connection with the settlement of foreign securities transactions and not for speculative purposes.

The Fund may enter into a forward contract to buy or sell foreign currencies. For example, if the Fund believes the value of the U.S. dollar will decline in relationship to a foreign currency, the Fund will buy the foreign currency at today's price in U.S. dollars agreeing to pay for the currency at a future date. If the U.S. dollar declines, then the foreign currency can be sold for more U.S. dollars than it cost and the Fund realizes a profit. The Fund will not enter into forward contracts in excess of an offsetting position of cash and investment in U.S. dollars. If the U.S. dollar does not decline as expected, the Fund will sustain a loss because of having entered into the forward contract.

The Fund may buy or write (sell) options traded on any U.S. or foreign exchange or in the over-the-counter market. It may write covered call options on individual securities. Options in the over-the-counter market will be purchased only when the investment manager believes a liquid secondary market exists for the options and only from dealers and institutions the investment manager believes present a minimal credit risk. Some options are exercisable only on a specific date. In that case, or if a liquid secondary market does not exist, the Fund could be required to buy or sell securities at disadvantageous prices, thereby incurring losses. In covered call options, the seller owns the underlying security required to be sold upon exercise of the option.

Options can be used to produce incremental earnings, protect gains and facilitate buying and selling securities. The writer of an option agrees to buy or sell a security at a fixed price and could forgo a profit or incur a loss from a change in the market price of the security. The purchaser of an option pays a premium whether or not the option is exercised. If a liquid secondary market does not exist at a particular time, it might not be possible to close an option position when it is desirable to do so. The Fund may buy put and call options as a trading technique.

For temporary purposes, the Fund may make certain investments. It may buy short-term U.S. and Canadian government securities. It may invest in bank obligations including negotiable certificates of deposit, non-negotiable fixed time deposits, bankers' acceptances and documented discount notes (letters of credit). The Fund may buy short-term corporate notes and obligations rated in the top two classifications by Standard and Poor's, Moody's or the equivalent.

The Fund does not look to buy and sell stocks for the short-term, but will do so if it is appropriate. The Fund may use repurchase agreements with broker-dealers registered under the Securities Exchange Act of 1934 and commercial banks. Repurchase agreements involve investments in debt securities where the seller agrees to repurchase the securities at cost plus an agreed-to interest rate within a specified time. A risk of a repurchase agreement is that if the seller seeks the protection of the bankruptcy laws the Fund's ability to liquidate the security involved could be impaired, and it might subsequently incur a loss if the value of the securities declines or if the other party to a repurchase agreement defaults on its obligation.

The Fund may enter into stock index futures contracts traded on any U.S. or foreign exchange. The Fund may buy or write put and call options on these futures and on stock indexes. These instruments may be considered speculative and may expose the Fund to greater risk. Stock index futures contracts, options on futures contracts and options on stock indexes must be used as a hedge. This means they must be used to offset changes in the value of some or all the Fund's existing investments in stocks or be offset by the Fund's cash position. The futures contracts and related options may help the Fund to gain rapid exposure or protect itself from changes in the market. Successful hedges depend on the portfolio manager's ability to predict the future direction of stock prices or interest rates. If the portfolio manager's prediction is incorrect, the Fund would have been better off if no hedge had been made. Also, skills and techniques necessary to arrive at such predictions are different from those needed for predicting changes in individual stocks.

No more than 5% of the Fund's net assets can be used at any one time for good faith deposits on futures and premiums for options on futures that do not offset existing investment positions.

No securities will be bought on margin, nor will the Fund make any short sales of securities.

The Fund will not invest in securities that are not readily marketable without registration or the filing of a notification under the Securities Act of 1933 (1933 Act), or the taking of similar action under other securities laws relating to the sale of securities, if immediately after the making of any such investment more than 10% of the Fund's net assets (taken at market or other current value) is invested in these securities. For valuation, see page __ of this prospectus.

The Fund will not buy securities of any investment trust or investment company, except by purchase in the open market where no commission or profit to a sponsor or dealer results from a purchase other than customary broker's commission. The Fund does not intend to invest in these securities but may do so to the extent of not more than 15% of the Fund's net assets (taken at market or other current value). The Fund will not invest in other mutual funds.

Notwithstanding any of the Fund's other investment policies, the Fund may invest its assets in an open-end management investment company having substantially the same investment objectives, policies and restrictions as the Fund for the purpose of having those assets managed as part of a combined pool.

The investment policies described above may be changed by the board of managers.


For 1997, the Fund's portfolio turnover rate was 33%. For 1996, the Fund's portfolio turnover rate was 13% and for 1995, the Fund's portfolio turnover rate was 46%. Portfolio turnover results in brokerage costs and may affect the taxes the Fund must pay.


The prices of the securities in which the Fund invests fluctuate daily. This means that the value of your contract goes up and down. If values go down, your contract may be worth less than what you paid for it.

Investments the Fund will not make

The Fund observes the following fundamental investment restrictions, that may not be changed without approval by a vote of the contract holders:

o The Fund will not borrow money or property except as a temporary measure for extraordinary or emergency purposes, and in an amount not exceeding one third of the market value of its total assets (including borrowings) less liabilities (other than borrowings) immediately after the borrowing.

o The Fund shall not underwrite securities of other issuers. However, this shall not preclude the purchase of securities for investment, on original issue or otherwise, and shall not preclude the acquisition of portfolio securities under circumstances where the Fund would not be free to sell them without being deemed an underwriter for purposes of the 1933 Act and without registration of these securities or the filing of a notification under the 1933 Act, or the taking of similar action under other securities laws relating to the sale of securities.

o The Fund does not intend to concentrate investments in any particular industry, but reserves freedom of action to do so provided that not more than 25% of its total assets, taken at cost, may be so invested at any one time.

o The Fund may invest up to 10% of its total assets, taken at cost, in real properties, but will not do so as a principal activity.

o The Fund will not invest more than 5% of its total assets, at market value, in securities of any one company, government or political subdivision thereof, except that the limitation will not apply to investments in securities issued by the U.S. government, its agencies or instrumentalities and except that up to 25% of the Fund's total assets may be invested without regard to this 5% limitation.

o The Fund will not buy securities of any issuer if immediately after, and as a result of a purchase, the Fund would own more than 10% of the outstanding voting securities of the issuer.

o The Fund may not make cash loans if the total commitment amount exceeds 5% of the Fund's total assets.

o The Fund will not buy or sell physical commodities unless acquired as a result of ownership of securities or other instruments, except this shall not prevent the Fund from buying or selling options and futures contracts or from investing in securities or other instruments backed by, or whose value is derived from, physical commodities.

Portfolio manager

Mitzi Malevich joined American Express Financial Corporation in 1983 and serves as vice president and senior portfolio manager. She was appointed to manage this fund and IDS Life Variable Annuity Fund B (Fund B) in January 1995, and has managed IDS Growth Fund since 1992. Prior to that, she was a portfolio manager of pension fund accounts.

Investment agreements

IDS Life is the Fund's investment manager. Under the Investment Management Agreement between IDS Life and the Fund, IDS Life charges a fee for managing the Fund's investments. This amounts to 0.4% of the Fund's average daily net assets for the year.

IDS Life does not keep all of this fee. IDS Life and American Express Financial Corporation have an Investment Advisory Agreement that calls for IDS Life to pay American Express Financial Corporation a fee for serving as investment advisor for the Fund. The fee is 0.25% of the Fund's average daily net assets for the year.

In addition to paying its own management fee, the Fund also pays all brokerage commissions and charges in the purchase and sale of assets. Brokerage charges are paid to IDS Life for reimbursement of charges incurred in the purchase and sale of foreign securities.

An Investment Management Agreement and an Advisory Agreement were approved by the contract holders on Dec. 30, 1983, as a result of the IDS/American Express Company merger. Both agreements will continue each year as long as they are approved:

o by a majority of the Board of Managers of the Fund or a majority of the outstanding votes of the Fund, and

o by a majority of the Board of Managers of the Fund who are not "interested persons" of IDS Life or American Express Financial Corporation.

All votes by the Board of Managers must be taken at a meeting called specifically to approve or disapprove the agreements and all votes must be cast in person.

IDS Life may cancel either of its agreements without penalty, provided it gives 60 days' notice in writing. American Express Financial Corporation and the Fund may do the same. If the Fund decides to cancel its management agreement with IDS Life, it must have the approval of either the Board of Managers or a majority of the votes of contract holders. If there is any assignment of either agreement it ends immediately.

Brokerage


Under the Investment Management Agreement, IDS Life has responsibility for making the Fund's investment decisions, for effecting the execution of trades for the Fund's portfolio and for negotiating any brokerage commissions. IDS Life intends to direct American Express Financial Corporation to execute trades and negotiate commissions on its behalf. These services are covered by the Investment Advisory Agreement between American Express Financial Corporation and IDS Life. When American Express Financial Corporation acts on IDS Life's behalf for the Fund, it follows the rules described here for IDS Life. Total brokerage commissions paid by the Fund for each of the last three years were as follows:
$182,019 for 1997,  $89,747 for 1996 and $225,653 for 1995.  IDS Life intends to continue to examine and consider ways available to reduce brokerage costs.


The Investment Management Agreement generally requires IDS Life to use its best efforts to obtain the best available price and the most favorable execution. However, brokerage firms may provide some extra services, including economic or investment research and analysis. Sometimes it may be desirable to compensate a broker for research or brokerage services by paying a commission that might not otherwise be charged, or a commission in excess of what another broker might charge. The Board of Managers has adopted a policy authorizing IDS Life to do so to the extent authorized by law, if IDS Life determines, in good faith, that the amount of commission is reasonable in relation to the value of the brokerage or research services provided by the broker.

In purchases and sales of securities involving transactions not listed on an exchange or in listed securities that are traded off of the exchange, the Fund will deal with a market maker as principal, or a broker as agent, depending upon the method believed to produce the best available price and most favorable execution as described above. In transactions with a broker who acts as principal, commissions are generally not stated separately, but are included in the price of the securities.

American Express Financial Corporation gives investment advice to a number of investment companies and mutual funds. Where more than one of these companies or funds are interested in the same securities at the same time, American Express Financial Corporation carries out the sale or purchase in a way that all agree in advance is fair.

Sharing in a large transaction may affect the price or volume of shares acquired. But by these transactions, the Fund hopes to gain an advantage in execution.

The Fund may pay brokerage commissions to broker-dealer affiliates of IDS Life, American Express Financial Corporation and American Express Company.

The contracts

This prospectus describes the following types of individual non-tax-qualified variable annuity contracts:

o An individual variable annuity contract offered for sale in connection with an employer plan that, as of Dec. 8, 1981, had already purchased one or more Fund annuity contracts. These plans or programs are not intended to qualify under Sections 401, 403, or 408 of the Code. Your purchase payment for this contract is made by a number of annual payments;

o Installment payment - deferred annuity. You make purchase payments in installments over a number of years. Annuity payments will begin at some future date after all installments have been paid;

o Single payment - deferred annuity. You make a single purchase payment. Annuity payments are deferred until some future date; and

o Single payment - immediate annuity. You make a single purchase payment. Annuity payments will start within 60 days after IDS Life approves your application.

The fixed account

The fixed account is an additional account to which you may choose to allocate purchase payments and contract values. It provides guaranteed values and periodically adjusted interest-crediting rates.

If you have a deferred annuity contract, you can change your mind from time to time and apply all or part of your future purchase payments to the fixed account.

Also, the contract provides that once each contract year, you can transfer accumulation values of at least $250 from the variable account to the fixed account or from the fixed account to the variable account. This right ends 30 days before annuity payments begin. Presently, IDS Life does not intend to limit the number of transfers from the variable account to the fixed account; however, transfers from the fixed account to the variable account are limited to one per contract year. Just write or telephone IDS Life and indicate the dollar amount, percentage of, or number of variable accumulation units to transfer from the Fund or the amount of fixed dollar accumulation value to transfer to the Fund.

Automated transfers and partial surrenders

IDS Life currently allows deferred annuity contract holders to establish: (1) automated transfers of contract values between the fixed account and variable account; or (2) automated partial surrenders of contract values. Both services can be in effect at the same time and may be established through a one-time written or telephone request to IDS Life.

The minimum transfer amount from any account or partial surrender amount from the contract is $50 and such transfer or surrender can be made on a monthly, quarterly, semi-annual or annual basis. You may start or stop this service at any time but you must give IDS Life 30 days' notice to change any automated transfer or surrender instructions that are currently in place. Automated transfers or partial surrenders are subject to all of the other contract provisions and terms including provisions relating to the transfer of money between accounts. They are not available for 1969 Series Contracts that were issued prior to May 1971.

Automated transfers from the fixed account may not exceed an amount that will deplete the fixed account within 12 months. If you have made any type of transfer from the fixed account, you may not transfer contract values from the variable account back to the fixed account until the next contract anniversary.

Automated partial surrenders may be restricted by applicable law in some contracts. In addition, the payment of additional purchase payments, if allowed under the contract, while automated partial surrenders are in effect, may not be appropriate and therefore, is not permitted.


IDS Life has the authority to honor any telephone requests believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. We will process your transfer and/or variable surrender request at the close of business (when the New York Stock Exchange (NYSE) closes, normally 3 p.m. Central time) after we receive it
 . At times when the volume of telephone requests is unusually high, IDS Life will take special measures to ensure that your call is answered as promptly as possible. A telephone surrender request will not be allowed within 30 days of a phoned-in address change.


You may request that telephone withdrawals not be authorized from your account by writing IDS Life.

Automated partial surrenders may result in income taxes and IRS penalty taxes being applied to all or a portion of the amount surrendered. See the sections on Tax charges and Surrendering your contract (page __).

Consult your tax advisor if you have any questions about the taxation of your annuity.

Measuring the value of your contract

Because values are always changing with the performance of the Fund's investments, it is not easy to measure value with a variable annuity contract. For this reason, we use a technique that involves "units." The performance of the Fund is measured by changes in the value of a single unit, rather than the total value of the Fund. There are two kinds of units. As long as you are paying into the Fund they are called "accumulation units." When you begin to receive your annuity payments, they change to "annuity units."

o Accumulation units are used to measure the value of deferred annuity contracts during the period before annuity payments are made.

number of your             value of one              total
accumulation        x      accumulation        =     accumulation
units                      unit                      value

When you buy a deferred annuity contract, your purchase payments will be credited as accumulation units to your contract.

o Annuity units determine the value of each annuity payment. When you buy an immediate annuity contract, your purchase payment will be credited as annuity units to your account.

Under a deferred annuity contract, when annuity payments are to start, your accumulation value will be converted into annuity units. From then on, your annuity payments are based on the current annuity unit value.

number of your        x     annuity      =       value of one
annuity units               unit value           annuity payment

Dates we revalue units - Valuation date


Your units are valued at least once every seven days. At the present time, your units are revalued each business day at the close of trading on the NYSE. The
Fund's securities also will be valued at the close of NYSE trading on any business day there is a sufficient degree of trading in the Fund's portfolio securities such that the current net asset value of units might be materially affected (if on that day the Fund is required to sell or redeem securities). The net asset value per share generally changes each day. During an emergency, the Fund can suspend redemption. Such emergency situations would occur if:


o The NYSE closes for reasons other than the usual weekend and holiday closings, or trading on the NYSE is restricted;

o Disposal of the Fund's securities is not reasonably practicable, or it is not reasonably practicable for the Fund to determine the fair value of its net assets, or

o The Securities and Exchange Commission under the provisions of the Investment Company Act of 1940 (1940 Act) declares a period of emergency to exist.

Splitting units

IDS Life can split accumulation or annuity units. It will only do so if it is in the best interests of the contract holders, the annuitants and IDS Life.

The valuation period


The valuation period starts after the close of business on one valuation date (any normal business day, Monday through Friday, that the NYSE is open) and ends with the close of business on the next valuation date.


Valuing Fund assets

The net value of the Fund's assets is determined at the start of each valuation period by taking the total value of the Fund's assets and subtracting liabilities. The Fund's portfolio securities are valued as follows:

o Securities traded on national securities exchanges are valued at the last quoted sales price on that day. If a particular security hasn't been traded on a certain day, we take the average price between the last bid (offer to buy) and the last asked (offer to sell) price.

o Securities with readily available market quotations but without a listing on an exchange also are valued at the average between the last bid and the last asked price.

o Short-term securities maturing more than 60 days from the valuation date are valued at the market price or approximate market value based on current interest rates. Short-term securities maturing in 60 days or less but that originally had maturities of more than 60 days at the acquisition date are valued on an amortized cost basis using the market value on the 61st day before maturity. Short-term securities maturing in 60 days or less at the acquisition date are valued at amortized cost. (Amortized cost is an approximation of market value determined by systematically increasing the carrying value of a security if acquired at a discount, or systematically reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.)

o Securities and other assets without a ready market price are valued at fair value. The Board of Managers is responsible for using valuation methods that they believe give fair value. In cases like this, they may use an outside organization to value these securities. These organizations may use methods that take into consideration yields, trading characteristics and other market data.

When we credit your purchase payments

IDS Life credits each purchase payment at the end of the valuation period during which it received the payment at its corporate office.

The investment factor

On each valuation date, an investment factor is calculated for the valuation period. This factor measures the Fund's investment performance during the period. Here is how the investment factor is determined:

First, the investment income for the period is determined by combining the Fund's income (interest and any dividends), net realized and unrealized capital gains or losses on investments and expenses. Then, the net investment rate is determined by dividing the Fund's net investment income by the net value of the Fund's assets at the beginning of the valuation period.

Finally, the investment factor for any valuation period is the sum of 1 plus the net investment rate. If the Fund has a negative investment rate for a period, the investment factor will be less than 1.

Valuing an accumulation unit

Accumulation units are used to measure the value of your contract during the period before annuity payments begin. The value of an accumulation unit is determined by multiplying the accumulation unit value for the last valuation period by the investment factor for the current period.

Here is an example: Assume the Fund's assets at the start of the day were $1 million and the investment income for the day was $2,000. The total expenses were $398.35 and the value of an accumulation unit the day before was $1.101000.

Step 1. First, the net investment income is determined. This is income minus expenses or $1,601.65 ($2,000 - $398.35).

Step 2. Next the investment rate is determined. This is the net investment income divided by the assets at the start of the day or 0.001602 ($1,601.65 divided by 1,000,000).

Step 3. The investment factor is one plus the investment rate, or 1.001602.

Step 4. Finally, the value of an accumulation unit is determined by multiplying yesterday's accumulation unit value by the investment factor. The current value of an accumulation unit comes out to $1.102764 (1.101000 x 1.001602).

Valuing an annuity unit

When you are ready to receive annuity payments, your accumulation units are exchanged for annuity units. Annuity units measure each variable annuity payment. To determine the value of an annuity unit, the annuity unit value on the last valuation date is multiplied by the product of (1) the investment factor for the current period, and (2) the neutralizing factor.

The neutralizing factor removes the assumed investment rate that is built into the variable annuity tables in your contract. The neutralizing factor for a one-day valuation period is 0.999866, when the usual 5% assumed investment rate is used.

Here is a shortcut for calculating the value of an annuity unit: Substitute the term "annuity unit" for the term "accumulation unit" each time it appears in the example used for calculating accumulation unit values.

Then take the answer in Step 4 ($1.102764) and multiply it by the neutralizing factor (0.999866). The answer is the current value of an annuity unit, or $1.102616.

The assumed investment rate is not always 5%. For example, contracts subject to Texas law cannot use more than a 3.5% investment rate. You can request a 3.5% investment rate by sending a written request to IDS Life at its home office. The current policy of IDS Life is to grant a request received no later than 30 days before settlement.

Why would you want a lower assumed investment rate? The value of an annuity unit will rise or fall to the extent that the actual investment rate for the period is more or less than the assumed investment rate. A lower assumed rate produces a lower initial annuity payment, but later payments will rise faster if unit values are going up. Later payments will fall more slowly if unit values are dropping.

Annuity payment starting date

For individual deferred contracts paid for in annual installments, the annuity payment starting date selected must be at least 10 years after the date of your application. You can change the payment date at any time not less than 30 days before annuity payments are to start.

For single payment deferred contracts, the annuity payment starting date must be at least 60 days after the application date.

For immediate contracts, the annuity payment starting date must be no later than 60 days after the application date.

For employer plans, the annuity starting date must be at least so many years after the application date that the number of years multiplied by the annual purchase payment equals or exceeds $3,000.

For all contracts the annuity payment starting date must come before (whichever one is later):

o    the contract anniversary nearest the annuitant's 75th birthday, or

o    the 30th contract anniversary.

Table of settlement rates

Settlement rates are based on the Progressive Annuity Table assuming all births in 1900. To determine the rate applicable at settlement, we look at the annuitant's birthday nearest the settlement date and subtract an adjustment according to the following chart.

Calendar year of                      Adjustment for
annuitant's birth                     Male         Female
------------------------------------------------------
Prior to 1920......................      0           4
1920 through 1939..................      1           5
1940 through 1954..................      2           6
1955 through 1969..................      3           7
After 1969.........................      4           8
------------------------------------------------------

In  Arizona   Governing   Committee  for  Tax  Deferred   Annuity  and  Deferred
Compensation Plans, etc. et al. v. Nathalie Norris, etc., the United States Supreme Court decided that Title VII of the Civil Rights Act of 1964 prohibits an employer from offering its employees the option of receiving retirement benefits from one of several companies selected by the employer, all of which pay a woman lower monthly retirement benefits than a similarly situated man. The Court ordered that all retirement benefits derived from contributions made on and after Aug. 1, 1983, must be calculated without regard to the sex of the annuitant.

IDS Life has been administering contributions received since Aug. 1, 1983, on the company's in-force annuity contracts to provide retirement benefits without regard to the sex of the annuitant in those markets which are affected by the Norris decision. Annuity contract amendments also have been developed for new contracts in order to assure continued compliance by employers with the obligations imposed on them by the Norris decision.

Annuity payment plans

You may select on the application how you want annuity payments made and when the payments are to begin. If you have a deferred annuity contract you may change your payment plan at any time at least 30 days before the annuity payment starting date.

Here are the plans available for all annuity contracts as described in this prospectus:

Plan A - An annuity is paid each month during the lifetime of the annuitant. No payments are made after the annuitant's death, therefore, it is possible to receive only one annuity payment if the annuitant dies shortly after annuity payments begin.

Plan B - An annuity is paid each month during the lifetime of the annuitant with the additional guarantee that payments will be made for at least five, 10, or 15 years as you select.

Plan C - An annuity is paid each month during the lifetime of the annuitant with the additional guarantee that payments will be made for a period not less than the number of months determined by dividing the amount applied to Plan C by the amount of the first monthly annuity payment.

Plan D - An annuity is paid each month during the lifetimes of two named annuitants. When the first annuitant dies, payments continue for the lifetime of the survivor. No payments are made after the survivor's death unless you ask for the Plan D option. This provides payments for a guaranteed period as in Plan B or Plan C.

A beneficiary of a variable annuity contract may ask for a lump-sum payment under Plan B or Plan C. IDS Life will not grant the request if you asked us not to.

If no plan has been selected by the annuity payment starting date, Plan B with 120 guaranteed monthly payments will be used.

If the value of the contract is less than $2,000 on the annuity payment starting date, the accumulation value may be paid in a lump-sum.

Determination of monthly annuity payments for deferred contracts

When annuity payments are to begin, the first monthly variable annuity payment is computed on the valuation date on or right before the seventh day before the annuity payment starting date.

The computations are made using the table of settlement rates in your contract unless an optional table is agreed upon. A different table is used if you have elected a 3.5% assumed investment rate. The amount of the first payment is divided by the annuity unit value to give the number of annuity units for your contract.

Each monthly payment after the first one will be determined by multiplying the number of annuity units by the current annuity unit value. Payouts made by check will be computed on the valuation date on or right before the fifth day before the annuity payment date. Payouts made by a transfer to another IDS fund account will be computed on the valuation date on or right before the annuity payment date.

Here is an example: Assume the variable accumulation value on the valuation date seven days before the annuity payment starting date was $30,000 and the plan you selected produces an initial payment of $6 for each $1,000 of accumulation value. Ignoring premium taxes, if any, the first payment would be $180 (30 x $6 = $180).

Now assume the annuity unit value on the valuation date seven days before the annuity payment starting date is $1.800000. The number of annuity units for your contract is 100 ($180 divided by $1.800000 = 100). Ordinarily, the value of the same number of annuity units will be paid each month.

Determination of monthly annuity payments for immediate contracts

The number of your annuity units is multiplied by the value of one unit. The value of one unit is determined on the valuation date on or right before the seventh day before the annuity payment is due. The following example shows how the number of your annuity units is determined:

Assume the net purchase payment is $30,000 and the conversion factor, based on actuarial tables and the contract you selected, is $5.50.

Assume the value of one annuity unit on the valuation date is $1.500000.

First divide the net purchase payments by $1,000: $30,000 divided by $1,000 = $30. Next, multiply the answer by the conversion factor: $30 x $5.50 = $165.

Divide the answer by the value of one unit. This gives the number of annuity units paid out each month: $165 divided by $1.500000 = 110 units.

The charges you pay

1) Sales and administrative charges

The tables below show the deductions from your purchase payments for sales and administrative charges. The net amount invested is the total purchase payments minus the deduction for sales and administrative charges.


Single payment contracts

--------------------------- -------------------- --------------------- ------------------- --------------------
                                                                          Total charge       Total deduction
Part of the                      Deduction           Deduction for      as percentage of     as percentage of
total purchase                   for sales          administrative       total purchase         net amount
payment                           charge                charge              payment              invested
--------------------------- -------------------- --------------------- ------------------- --------------------
First $15,000                       6.0%                  2.0%                 8.0%                8.70%
Next $10,000                        4.0                   1.0                  5.0                 5.26
Over $25,000                        1.5                   0.5                  2.0                 2.04
--------------------------- -------------------- --------------------- ------------------- --------------------

Installment payment contracts (other than employer plan contracts)

--------------------------- -------------------- --------------------- ------------------- --------------------
                                                                          Total charge       Total deduction
                                 Deduction           Deduction for      as percentage of     as percentage of
                                 for sales          administrative       total purchase         net amount
Contract year                     charge                charge              payment              invested
--------------------------- -------------------- --------------------- ------------------- --------------------
1st                                18.0%                2.0%                  20.0%               25.00%
2nd & 3rd                          16.0                 2.0                   18.0                21.95
4th                                 5.0                 2.0                    7.0                 7.53
5th and after                       2.0                 2.0                    4.0                 4.17
If kept through 10 years            6.7                 2.0                    8.7                 9.53
--------------------------- -------------------- --------------------- ------------------- --------------------

Employer plan -- annual purchase contracts

--------------------------- -------------------- --------------------- ------------------- --------------------
Part of                                                                   Total charge       Total deduction
the total                        Deduction           Deduction for      as percentage of     as percentage of
purchase                         for sales          administrative       total purchase         net amount
payment                           charge                charge              payment              invested
--------------------------- -------------------- --------------------- ------------------- --------------------
First $10,000                       3.75%                 2.0%                5.75%                6.10%
Next $40,000                        2.0                   2.0                 4.0                  4.17
Excess over $50,000                 0.5                   1.5                 2.0                  2.04
--------------------------- -------------------- --------------------- ------------------- --------------------


Pursuant to a Distribution and Services Agreement with the Fund, IDS Life is the principal underwriter and performs all sales and administrative duties. It pays salaries, sales commissions, legal, accounting, auditing or actuarial fees and death benefits under deferred variable annuity contracts. The deductions for sales and administrative charges came to $80,608 for 1997, $83,478 for 1996 and $91,903 for 1995.


The sales and administrative charge may be reduced or eliminated, but only to the extent IDS Life anticipates that it will incur lower sales and administrative expenses or perform fewer services due to economies arising from the size of the particular group, the average contribution per participant and the utilization of mass enrollment procedures. Generally, this will occur with programs established by an employer for all employees or for all employees in a class, wherein employees do not individually elect to participate in the program.

2) Premium taxes

Some states may charge a premium tax in an amount of up to 3.5%. If a state requires payment of a premium tax on your contract, a deduction will be made from your purchase payments or from your contract's accumulation value.

3) Increases in life expectancy and administrative expenses

IDS Life will bear any expenses that occur because of an increase in administrative expenses, or because of an increase in the life expectancy of people receiving variable annuity payments. But, it is not responsible for increases in brokers' fees and transfer taxes on the purchase and sale of assets.

For bearing this risk, IDS Life charges the Fund a fee equal to 1% of the Fund's average daily net assets for the year. This came to $3,661,128 for 1997, $3,105,070 for 1996 and $2,556,131 for 1995.


If the fee is more than enough to cover the increases, IDS Life will keep the difference. If the fee is not enough, IDS Life bears the loss.

4) Charge for investment management


For acting as investment manager, IDS Life charges the Fund a fee equal to 0.4% of the Fund's average net assets for the year, less any brokerage credits. This came to $1,464,532 for 1997, $1,242,190 for 1996 and $1,022,508 for 1995.


5) Tax charges

IDS Life is taxed as a life insurance company under Subchapter L of the Code. The Fund is treated as part of IDS Life for federal income tax purposes. IDS Life must pay all taxes that come about because of the Fund. For this reason, IDS Life can charge the Fund for tax charges. Under current federal income tax law, no taxes are payable with respect to any income of the Fund.

Investment results credited to a contract are not taxed until annuity benefits are received.

Surrendering your contract

You can surrender all or part of your annuity contract any time before the annuity payment starting date. There can be no surrender in whole or in part after annuity payments have started.

For a discussion of automated partial surrenders, see page __.


Make your request to IDS Life in writing. IDS Life will cash in the number of accumulation units for the amount you request. The units are valued at the next close of business after your request is received in our Minneapolis home office. You cannot surrender part of your contract if the remaining accumulation value will be less than $20, and you cannot repay any amount you surrender. A check usually will be mailed to you within seven days after we process your request. However, IDS Life can delay sending your check until we are sure we have received good payment for the accumulation units you want to surrender.


You may receive extra money if the Fund's state premium tax liability is reduced as a result of your surrender. If it is, you will receive either the amount of the reduction or the amount already deducted from your purchase payments for premium taxes, whichever is less.

Your surrender may result in adverse tax consequences. Consult a qualified tax advisor before requesting a surrender.

Making withdrawals on your contract

You can make a temporary withdrawal on your contract any time before the annuity payment starting date. The least you can withdraw, including charges, is $250. The most you can withdraw is the sum of your purchase payments less any amounts you previously surrendered. There may be no more than one temporary withdrawal outstanding at any one time. A charge of 2% of your withdrawal will be made at the time of withdrawal in order to cover the administrative costs of IDS Life.

You must pay your withdrawal back within two years. Your repayment will be used to buy accumulation units at their current price. However, you cannot make a repayment after the annuity payment starting date. There are no sales charges. If you do not pay your withdrawal back within two years, IDS Life will regard it as if you surrendered that part of your contract.

How do you repay your withdrawal? Inform IDS Life in writing. Otherwise your regular purchase payments will be used toward repayment. What is left after you fully repay your withdrawal will go toward your regular purchase payments. Any amount of your purchase payment left over after repayment must be at least $10.

o Example: You make a withdrawal of $295 and your next purchase payment is $300. Instead of applying $295 toward the withdrawal and $5 toward the purchase payment, we will apply $290 toward the withdrawal and $10 toward the purchase payment. Now you owe $5 on your withdrawal. This amount will be taken out next time.

Keep track of all your withdrawals and surrenders. If your accumulation value falls to zero, your account will be closed.

Special rules if the annuitant dies before the annuity payment starting date

Under a deferred annuity contract, if the annuitant dies before annuity payments begin, the beneficiary will receive the greater of:

o the sum of all purchase payments minus surrenders and unrepaid withdrawals; or

o the accumulation value of the contract.

If the annuitant dies on or after the contract anniversary date nearest his or her 75th birthday, only the accumulation value will be paid to the beneficiary.

Your right to cancel installment contracts

You will receive a Statement of Charges and a Notice of Cancellation Rights within 60 days after the contract is sent to you. You will have 45 days from the time this notice was sent to you to cancel your installment contract. You will receive the current accumulation value of your account plus any amounts deducted for taxes and charges.

What about your taxes?

Part of the annuity payment you receive is taxed as ordinary income and part is excluded from income as your investment in the contract under Section 72 of the Code.

The income earned on an annuity contract held by such entities as corporations, partnerships or trusts generally will be treated as ordinary income received during that year. This provision is effective for annuity contract purchase payments made after Feb. 28, 1986.

If you surrender all or part of the contract before your annuity payment starting date, the federal income tax consequences will depend on when you made your purchase payments. For amounts allocable to purchase payments made after Aug. 13, 1982, the amount of any partial surrender will be taxed as ordinary income to the extent that contract value exceeds the owner's investment in the contract. In addition, a 10% penalty tax will be imposed on the amount of any surrender proceeds that is includable in the owner's income. However, the penalty tax would not affect any surrender occurring after (1) the owner reaches age 59-1/2, (2) death of the owner (or the death of the primary annuitant if the owner is not an individual), (3) the owner's disability, or (4) if the distribution is part of a series of substantially equal periodic payments over the life or life expectancy of the owner (or joint lives or life expectancy of the owner and beneficiary).

Any amount received as a withdrawal and the value of any part of an annuity contract pledged or assigned as collateral is taxed as a cash withdrawal to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Amounts allocable to earlier purchase payments will be taxed as ordinary income to the extent the amount surrendered exceeds the owner's investment in the contract and will not be subject to the 10% penalty tax.

Unlike life insurance proceeds, the death benefit under an annuity contract is not tax exempt. The gain, if any, is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments.

The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment.

Important: This discussion of federal tax laws is based upon IDS Life's understanding of these laws as they are currently interpreted. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Voting rights

Voting rights of contract holders are granted and defined by the regulations of the Fund. To the extent permitted under the 1940 Act, these voting rights may be modified by IDS Life without submission to a vote of a majority of the outstanding voting units. Variable contract holders can vote on:

     any changes in fundamental investment restrictions;

     the approval of and any changes to the investment management and advisory agreements;

     the election of the Board of Managers; and

     the acceptance of the Fund's independent auditors.

A variable contract holder with accumulation units has a number of votes equal to the number of accumulation units owned. Under a contract where annuity payments have started, the number of votes is determined by dividing the present value of all future annuity payments by the value of one accumulation unit on the record date. So there may be a gradual decline in the number of votes to which a contract holder is entitled as annuity payments continue to be made under the contract. The record date will be set by the Board of Managers not more than 60 days before the regular meeting or any special meeting of variable contract holders. Cumulative voting is not authorized.

Management

Members of the Board of Managers and officers of the Fund

Richard W. Kling*
Chairman of the Board of Managers and President
IDS Tower 10
Minneapolis, MN

Director of IDS Life Insurance Company since February 1984; President since March 1994. Executive Vice President, Marketing and Products from January 1988 to March 1994. Senior Vice President, American Express Financial Corporation, since 1994. Director of IDS Life Series Fund, Inc.

Edward Landes
Member of the Board of Managers
30 South 9th Street
Minneapolis, MN

Development consultant. Director of Endowment Development, YMCA of Metropolitan Minneapolis since 1996. Vice President for Financial Development, YMCA of Metropolitan Minneapolis from 1985 to 1995. Former sales manager - Supplies Division and district manager - Data Processing Division of IBM Corporation. Retired 1983.

Carl N. Platou
Member of the Board of Managers
312 South 6th Street
Minneapolis, MN

President Emeritus and Chief Executive Officer, Fairview Hospital and Healthcare Services. Director, St. Thomas University since 1990.

Gordon H. Ritz
Member of the Board of Managers
404 WCCO Radio Building
Minneapolis, MN

Director, Mid-America Publishing and Atrix International, Inc. Former president, Com Rad Broadcasting Corp. Former director, Sunstar Foods.


Lorraine R. Hart*
Vice President, Investments
IDS Tower 10
Minneapolis, MN

Vice President - Insurance investments of American Express Financial Corporation since 1989. Vice President - Investments of IDS Life since 1992.

Jeffrey S. Horton*
Vice President and Controller
IDS Tower 10
Minneapolis, MN

Vice President and Controller since July 1996.

Timothy S. Meehan*
Secretary
IDS Tower 10
Minneapolis, MN

Secretary of American Express Financial Corporation, American Express Financial Advisors Inc. and IDS Life Series Fund, Inc. since October 1995. Senior counsel to American Express Financial Corporation since 1995. Counsel from 1990 to 1995.

William A. Stoltzmann*
General Counsel and Assistant Secretary
IDS Tower
Minneapolis, MN

Vice President and Assistant General Counsel, American Express Financial Corporation, since November 1985 and Vice President, General Counsel and Secretary, IDS Life, since December 1989.

*Interested person of the Fund by reason of being an employee of IDS Life or American Express Financial Corporation.

You vote at each regular meeting for the Fund's Board of Managers. Members who are not salaried employees of IDS Life or one of its affiliates receive up to $4,000 annually for serving on the Board. All officers of the Fund are salaried employees of IDS Life or American Express Financial Corporation and receive no remuneration from the Fund. The officers and managers of the Fund aggregately hold less than 1% of the outstanding voting units.

Directors and officers of IDS Life Insurance Company*

The Directors:

David R. Hubers
Director since September 1989; President and Chief Executive Officer, American Express Financial Corporation, since August 1993 and Director, American Express Financial Corporation, since January 1984. Senior Vice President, Finance, and Chief Financial Officer, American Express Financial Corporation, from January 1984 to August 1993.

Richard W. Kling
Director since February 1984; President since March 1994; Executive Vice President, Marketing and Products from January 1988 to March 1994. Senior Vice
President, American Express Financial Corporation, since May 1994, Vice President from 1988 to 1994. Director of IDS Life Series Fund, Inc. and Chairman of the Board of Managers and President of IDS Life Variable Annuity Funds A & B.

Paul F. Kolkman
Director since May 1984; Executive Vice President since March 1994; Vice President, Finance from May 1984 to March 1994; Vice President, American Express Financial Corporation, since January 1987. Vice President and Chief Actuary of IDS Life Series Fund, Inc.

James A. Mitchell
Chairman of the Board since March 1994; Director since July 1984; Chief Executive Officer since November 1986; President from July 1984 to March 1994; Executive Vice President, American Express Financial Corporation, since March 1994; Director, American Express Financial Corporation, since July 1984. Senior Vice President, American Express Financial Corporation, from July 1984 to March 1994.

Barry J. Murphy
Director and Executive Vice President, Client Service since March 1994; Senior Vice President, American Express Financial Corporation since May 1994. Senior Vice President, Operations, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; Vice President, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Director  since  March  1994;  Vice  President,   American   Express   Financial
Corporation, since September 1988.

Officers Other Than Directors

Jeffrey S. Horton

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies
- Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC, from June 1990 to May 1994.


William A. Stoltzmann
Vice President, General Counsel and Secretary since 1989; Vice President and Assistant General Counsel, American Express Financial Corporation, since November 1985. Vice President, General Counsel and Secretary, American Enterprise Life Insurance Company, American Partners Life Insurance Company.

*The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010.

Other Information

History

The Fund is an open-end diversified investment company as defined under the 1940 Act. It was organized as a segregated asset account by IDS Life under Minnesota law on May 10, 1968.

IDS Life is a stock life insurance company organized under Minnesota law on Aug. 7, 1957. It conducts a conventional life insurance business in addition to its variable annuity business.

IDS Life Insurance Company is not a bank, and the securities it offers are not backed or guaranteed by any bank nor are they insured by the FDIC.

Assets of the Fund


On Dec. 31, 1997, there were 10,780 outstanding contracts. The assets were $382,818,718.


The assets of the Fund are held solely for the variable contract holders. The assets are not used to pay liabilities of any other business of IDS Life.

Headquarters

The corporate office of IDS Life is located in the IDS Tower in Minneapolis, Minnesota.

Ownership of IDS Life and American Express Financial Corporation

All of the capital stock of IDS Life is owned by American Express Financial Corporation. On Jan. 12, 1984, Investors Diversified Services, Inc., of which IDS Life was a wholly owned subsidiary, was merged into a wholly owned subsidiary of American Express Company to form IDS Financial Services Inc. On Jan. 1, 1995, IDS Financial Corporation's name was changed to American Express Financial Corporation, and IDS Financial Services Inc.'s name was changed to American Express Financial Advisors Inc. American Express Financial Corporation serves as investment advisor for the Fund. American Express Financial Corporation is an investment advisor for a number of open-end investment companies and for its subsidiaries. The headquarters of American Express Financial Corporation is IDS Tower, Minneapolis, Minnesota.

Other affiliations


IDS Life also distributes different variable annuity contracts not described in this prospectus and variable life insurance policies.


The members of the Fund's Board of Managers also serve on the Board of Managers of Fund B and on the Board of Directors of IDS Life Series Fund, Inc.

IDS Life manages Fund A, Fund B and nine mutual funds existing within the IDS MUTUAL FUND GROUP advised by American Express Financial Corporation. These nine mutual funds are available for purchase only through variable annuity contracts which are distributed by IDS Life and its subsidiaries, IDS Life Insurance Company of New York, American Enterprise Life Insurance Company, American Partners Life Insurance Company and American Centurion Life Assurance Company.
The names of these funds are: IDS Life Capital Resource Fund, IDS Life Aggressive Growth Fund, IDS Life International Equity Fund, IDS Life Special Income Fund, IDS Life Managed Fund, IDS Life Moneyshare Fund, IDS Life Growth Dimensions Fund, IDS Life Global Yield Fund and IDS Life Income Advantage Fund. IDS Life also manages IDS Life Series Fund, Inc., which is available for purchase only through policies distributed by IDS Life and IDS Life Insurance Company of New York.

Custodian

Pursuant to a custodian agreement, the Fund's securities and cash are held by American Express Trust Company, 1200 Northstar Center West, 625 Marquette Ave., Minneapolis, MN 55402-2307.

The custodian has entered into a sub-custodian arrangement with Morgan Stanley Trust Company, One Pierrepont Plaza, Brooklyn, NY 11201. As part of this arrangement, portfolio securities purchased outside the United States may be held in custody and deposit accounts that have been established by Morgan Stanley with one or more domestic or foreign banks, or through the facilities of one or more clearing agencies or central securities depositories as may be permitted by law and by the Fund's sub-custodian agreement.

Insurance regulation

IDS Life is regulated by the Department of Commerce of the State of Minnesota. From time to time, the department examines the company's liabilities and reserves and certifies their correctness. IDS Life also is subject to insurance laws and regulations of other states where it is licensed to do business.

Financial statements


The Report of Independent Auditors and the Financial Statements, including Notes to Financial Statements and the schedule of investments in securities, contained in the 1997 Annual Report to IDS Life Variable Annuity Fund A contract holders, pursuant to Section 30(d) of the 1940 Act, are hereby incorporated in this Prospectus by reference. No other portion of the Annual Report, however, is incorporated by reference.

Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Fund. The Fund has no computer systems of its own but is dependent upon the systems maintained by AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

The Year 2000 readiness of other third parties whose system failures could have an impact on the Fund's operations is currently being evaluated. The potential materiality of any such impact is not known at this time

Legal proceedings

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against IDS Life and its parent, AEFC. A second action was filed in March 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues.


IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal proceedings which would have a material adverse effect on its consolidated financial condition.

Report of Independent Auditors
The Board of Directors
IDS Life Insurance Company



We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Minneapolis, Minnesota
February 5, 1998

IDS Life Financial Information


                          IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED BALANCE SHEETS


                                                    Dec. 31,     Dec. 31,
ASSETS                                                1997         1996
                                                         (thousands)
Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1997, $9,743,410; 1996, $10,521,650)              $9,315,450       $10,236,379
Available for sale, at fair value (Amortized cost:
1997, $12,515,030; 199, $11,008,622)              12,876,694        11,146,845
Mortgage loans on real estate                      3,618,647         3,493,364
Policy loans                                         498,874           459,902
Other investments                                    318,591           251,465
Total investments                                 26,628,256        25,587,955
Cash and cash equivalents                             19,686           224,603
Amounts recoverable from reinsurers                  205,716           157,722
Amounts due from brokers                               8,400            11,047
Other accounts receivable                             37,895            44,089
Accrued investment income                            357,390           343,313
Deferred policy acquisition costs                  2,479,577         2,330,805
Deferred income taxes, net                                --            33,923
Other assets                                          22,700            37,364
Separate account assets                           23,214,504        18,535,160
Total assets                                     $52,974,124       $47,305,981
                                                   =========         =========

                          IDS LIFE INSURANCE COMPANY
                   CONSOLIDATED BALANCE SHEETS (continued)


                                                   Dec. 31,        Dec. 31
LIABILITIES AND STOCKHOLDER'S EQUITY                1997             1996
                                                          (thousands)


Liabilities:
Future policy benefits:
Fixed annuities                                  $22,009,747      $21,838,008
Universal life-type insurance                      3,280,489        3,177,149
Traditional life insurance                           213,676          209,685
Disability income and long-term care insurance       533,124          424,200
Policy claims and other policyholders' funds          68,345           83,634
Deferred income taxes, net                            61,582               --
Amounts due to brokers                               381,458          261,987
Other liabilities                                    345,383          332,078
Separate account liabilities                      23,214,504       18,535,160
Total liabilities                                 50,108,308       44,861,901
Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding      3,000            3,000
Additional paid-in capital                           290,847          283,615
Net unrealized gain on investments                   226,359           86,102
Retained earnings                                  2,345,610        2,071,363
Total stockholder's equity                         2,865,816        2,444,080
Total liabilities and stockholder's equity       $52,974,124      $47,305,981
                                                   =========        =========
See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED STATEMENTS OF INCOME


                                                           Years ended Dec. 31,
                                                      1997        1996       1995
                                                               (thousands)
Revenues:
Premiums:
Traditional life insurance                        $  52,473    $  51,403      $ 50,193
Disability income and long-term care insurance      154,021      131,518       111,337

Total premiums                                      206,494      182,921       161,530

Policyholder and contractholder charges             341,726      302,999       256,454
Management and other fees                           340,892      271,342       215,581
Net investment income                             1,988,389    1,965,362     1,907,309
Net realized gain (loss) on investments                 860         (159)       (4,898)

Total revenues                                    2,878,361    2,722,465     2,535,976

Benefits and expenses:
Death and other benefits:
Traditional life insurance                           28,951       26,919        29,528
Universal life-type insurance
and investment contracts                             92,814       85,017        71,691
Disability income and
long-term care insurance                             22,333       19,185        16,259
Increase (decrease) in liabilities for
future policy benefits:
Traditional life insurance                            3,946        1,859        (1,315)
Disability income and
long-term care insurance                             63,631       57,230        51,279

Interest credited on universal life-type
insurance and investment contracts                1,386,448    1,370,468     1,315,989
Amortization of deferred policy acquisition costs   322,731      278,605       280,121
Other insurance and operating expenses              276,596      261,468       211,642

Total benefits and expenses                       2,197,450    2,100,751     1,975,194

Income before income taxes                          680,911      621,714       560,782

Income taxes                                        206,664      207,138       195,842

Net income                                       $  474,247   $  414,576    $  364,940
                                                   ========     ========       =======

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          Three years ended Dec. 31, 1997
                                    (thousands)


                                            Additional  Net Unrealized
                                 Capital     Paid-In     Gain (Loss) on   Retained
                                  Stock      Capital    on Investments    Earnings     Total

Balance, Dec. 31, 1994            3,000       222,000      (275,708)     1,639,399   1,588,691
Net income                           --            --            --        364,940     364,940
Change in net unrealized
gain (loss) on investments           --            --       505,837             --     505,837
Capital contribution from parent     --        56,814            --             --      56,814
Loss on reinsurance transaction
with affiliate                       --            --            --         (4,574)     (4,574)
Cash dividends                       --            --            --       (180,000)   (180,000)

Balance, Dec. 31, 1995            3,000       278,814       230,129      1,819,765   2,331,708
Net income                           --            --            --        414,576     414,576
Change in net unrealized
gain (loss) on investments           --            --      (144,027)            --    (144,027)
Capital contribution from parent     --         4,801            --             --       4,801
Other changes                        --            --            --          2,022       2,022
Cash dividends                       --            --            --       (165,000)   (165,000)

Balance, Dec. 31, 1996           $3,000      $283,615      $ 86,102     $2,071,363  $2,444,080
Net income                           --            --            --        474,247     474,247
Change in net unrealized
gain (loss) on investments           --            --       140,257             --     140,257
Capital contribution from parent     --         7,232            --             --       7,232
Cash dividends                       --            --            --       (200,000)   (200,000)

Balance, Dec. 31, 1997           $3,000      $290,847      $226,359     $2,345,610  $2,865,816
                                  =====       =======       =======      =========    ========

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Years ended Dec. 31,
                                                  1997         1996          1995
                                                             (thousands)
Cash flows from operating activities:
Net income                                     $ 474,247    $ 414,576     $ 364,940
Adjustments to reconcile net income to
net cash provided by (used in) operating activities:
Policy loan issuance, excluding universal
life-type insurance                              (54,665)     (49,314)      (46,011)
Policy loan repayment, excluding universal
life-type insurance                               46,015       41,179        36,416
Change in amounts recoverable from reinsurers    (47,994)     (43,335)      (34,083)
Change in other accounts receivable                6,194       (4,981)       12,231
Change in accrued investment income              (14,077)       4,695       (30,498)
Change in deferred policy acquisition
costs, net                                      (156,486)    (294,755)     (196,963)
Change in liabilities for future policy
benefits for traditional life,
disability income and
long-term care insurance                         112,915       97,479        85,575
Change in policy claims and other
policyholders' funds                             (15,289)      27,311         6,255
Change in deferred income tax provision (benefit) 19,982      (65,609)      (33,810)
Change in other liabilities                       13,305       46,724        (6,548)
(Accretion of discount)
amortization of premium, net                      (5,649)     (23,032)      (22,528)
Net realized (gain) loss on investments             (860)         159         4,898
Policyholder and contractholder
charges, non-cash                               (160,885)    (154,286)     (140,506)
Other, net                                         7,161      (10,816)        3,849

Net cash provided by (used in) operating
activities                                     $ 223,914    $ (14,005)     $  3,217

                             IDS LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                         Years ended Dec. 31,
                                                  1997             1996          1995
                                                               (thousands)
Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                       $     (1,996)  $  (43,751)  $ (1,007,208)
Maturities, sinking fund payments and calls          686,503      759,248        538,219
 Sales                                               236,761      279,506        332,154
Fixed maturities available for sale:
Purchases                                         (3,160,133)  (2,299,198)    (2,452,181)
Maturities, sinking fund payments and calls        1,206,213    1,270,240        861,545
Sales                                                457,585      238,905        136,825
Other investments, excluding policy loans:
Purchases                                           (524,521)    (904,536)      (823,131)
Sales                                                335,765      236,912        160,521
Change in amounts due from brokers                     2,647      (11,047)         7,933
Change in amounts due to brokers                     119,471      140,369       (105,119)

Net cash used in investing activities               (641,705)    (333,352)    (2,350,442)

Cash flows from financing activities:
Activity related to universal life-type insurance
and investment contracts:
Considerations received                            2,785,758    3,567,586      4,189,525
Surrenders and death benefits                     (3,736,242)  (4,250,294)    (3,141,404)
Interest credited to account balances              1,386,448    1,370,468      1,315,989
Universal life-type insurance policy loans:
Issuance                                             (84,835)     (86,501)       (84,700)
Repayment                                             54,513       58,753         52,188
Capital contribution from parent                       7,232        4,801             --
Dividends paid                                      (200,000)    (165,000)      (180,000)

Net cash provided by financing activities            212,874      499,813      2,151,598

Net (decrease) increase in cash and
cash equivalents                                    (204,917)     152,456       (195,627)

Cash and cash equivalents at
beginning of year                                    224,603       72,147        267,774

Cash and cash equivalents at
end of year                                         $ 19,686    $ 224,603      $  72,147
                                                     =======     ========       ========
See accompanying notes.

                         IDS LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                ($ thousands)

1.    Summary of significant accounting policies
      ------------------------------------------

      Nature of business

      IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company (ACLAC), American Partners Life Insurance Company and American Express Corporation.

      The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

      Basis of presentation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4).

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investments

      Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of stockholder's equity, net of deferred taxes.

      Realized investment gain or loss is determined on an identified cost basis.

      Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

      Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

      ------------------------------------------

      Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loans losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

      The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

      The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

      During 1997, 1996 and 1995, the Company purchased and wrote index options to protect against significant declines in fee income as a result of a decrease in the market value of its managed assets. These options were marked-to-market through the income statement.

      During 1997, the Company purchased and wrote index options to hedge 1998 management fee and other income from separate accounts and the underlying mutual funds. These index options are carried at market value and are included in other investments. Gains or losses on these instruments are deferred and recognized in management and other fees in the same period as the hedged fee income.

      Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

      When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

      Statements of cash flows

      The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

      Supplementary information to the consolidated statements of cash flows for the years ended December 31 is summarized as follows:
                                           1997           1996      1995
                                           ----           ----      ----
       Cash paid during the year for:
         Income taxes                    $174,472       $317,283  $191,011
         Interest on borrowings             8,213          4,119     5,524

      ------------------------------------------

      Recognition of profits on annuity contracts and insurance policies

      Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

      The retrospective deposit method is used in accounting for universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

      Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      Policyholder and contractholder charges include the monthly cost of insurance charges and issue and administrative fees. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees and mortality and expense risk fees received from the variable annuity and variable life insurance separate accounts and underlying mutual funds.

      Deferred policy acquisition costs

      The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts.The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized in relation to accumulation values and surrender charge revenue. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

      Liabilities for future policy benefits

      Liabilities for universal life-type insurance and deferred annuities are accumulation values.

      Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

      Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

      ------------------------------------------

      Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 10% over 5 to 10 years.

      Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on a national survey. Anticipated interest rates for claim reserves for both disability income and long-term care range from 6% to 8%.

      Reinsurance

      The maximum amount of life insurance risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The maximum amount of disability income risk retained by the Company on any one life is $6 of monthly benefit for benefit periods longer than three years. The excesses are reinsured with other life insurance companies on a yearly renewable term basis. Graded premium whole life and long-term care policies are primarily reinsured on a coinsurance basis.

      Federal income taxes

      The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

      Included in other liabilities at December 31, 1997 and 1996 are $12,061 and $33,358, respectively, receivable from American Express Financial Corporation for federal income taxes.

      Separate account business

      The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

      ------------------------------------------

      The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

      Reclassification

      Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

2.    Investments
      -----------

      Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1997 are as follows:

                                                        Gross      Gross
                                         Amortized   Unrealized  Unrealized      Fair
       Held to maturity                    Cost         Gains      Losses        Value
       ----------------                  ---------   ----------  ----------      -----

       U.S. Government agency obligations  $41,932      $ 2,950  $       --  $   44,881
       State and municipal obligations       9,684          568          --      10,252
       Corporate bonds and obligations   7,280,646      415,700       9,322   7,687,024
       Mortgage-backed securities        1,983,188       25,976       7,911   2,001,253
                                         ---------       ------       -----   ---------
                                        $9,315,450     $445,194     $17,233  $9,743,410
                                         =========      =======      ======   =========


                                                           Gross      Gross
                                            Amortized   Unrealized  Unrealized     Fair
       Available for sale                      Cost        Gains      Losses       Value
       ------------------                   ---------   ----------  ----------     -----

       U.S. Government agency obligations $   65,291   $    4,154  $       --      $69,445
       State and municipal obligations        11,045        1,348          --       12,393
       Corporate bonds and obligations     5,308,129      232,761      30,198    5,510,692
       Mortgage-backed securities          7,130,565      160,478       6,879    7,284,164
                                           ---------      -------       -----    ---------
       Total fixed maturities             12,515,030      398,741      37,077   12,876,694
       Equity securities                       3,000          361          --        3,361
                                          ----------      -------      ------   ----------
                                         $12,518,030     $399,102     $37,077  $12,880,055
                                          ==========      =======      ======   ==========

      -----------

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1996 are as follows:

                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized      Fair
       Held to maturity                            Cost         Gains      Losses        Value
       ----------------                          ---------   ----------  ----------      ------

       U.S. Government agency obligations      $   44,002      $    933   $  1,276   $   43,659
       State and municipal obligations              9,685           412         --       10,097
       Corporate bonds and obligations          8,057,997       356,687     47,639    8,367,045
       Mortgage-backed securities               2,124,695        21,577     45,423    2,100,849
                                               ----------       -------     ------   ----------
                                              $10,236,379      $379,609    $94,338  $10,521,650
                                               ==========       =======     ======   ==========


                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized     Fair
       Available for sale                           Cost        Gains       Losses     Value
       ------------------                           ----        -----       ------     -----

       U.S. Government agency obligations      $   77,944      $  2,607   $     96   $   80,455
       State and municipal obligations             11,032        1,336          --       12,368
       Corporate bonds and obligations          3,701,604      122,559      24,788    3,799,375
       Mortgage-backed securities               7,218,042      104,808      68,203    7,254,647
                                                ---------      -------      ------    ---------
       Total fixed maturities                  11,008,622      231,310      93,087   11,146,845
       Equity securities                            3,000          308          --        3,308
                                               ----------      -------      ------   ----------
                                              $11,011,622     $231,618     $93,087  $11,150,153
                                               ==========      =======      ======   ==========


      The amortized cost and fair value of investments in fixed maturities at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized         Fair
       Held to maturity                   Cost           Value
       ----------------                 ---------      --------

       Due in one year or less        $   356,597      $360,956
       Due from one to five years       1,536,239     1,619,875
       Due from five to ten years       4,337,547     4,577,552
       Due in more than ten years       1,101,879     1,183,774
       Mortgage-backed securities       1,983,188     2,001,253
                                        ---------     ---------
                                       $9,315,450    $9,743,410
                                        =========     =========

                                        Amortized        Fair
       Available for sale                 Cost           Value
                                        ---------        -----

       Due in one year or less          $ 162,663    $  164,012
       Due from one to five years         633,339       679,561
       Due from five to ten years       2,418,162     2,517,098
       Due in more than ten years       2,170,301     2,231,859
       Mortgage-backed securities       7,130,565     7,284,164
                                       ----------    ----------
                                      $12,515,030   $12,876,694
                                       ==========    ==========

      -----------

      During the years ended December 31, 1997, 1996 and 1995, fixed maturities classified as held to maturity were sold with amortized cost of $229,848, $277,527 and $333,508, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

      Fixed maturities available for sale were sold during 1997 with proceeds of $457,585 and gross realized gains and losses of $6,639 and $7,518, respectively. Fixed maturities available for sale were sold during 1996 with proceeds of $238,905 and gross realized gains and losses of $571 and $16,084, respectively. Fixed maturities available for sale were sold during 1995 with proceeds of $136,825 and gross realized gains and losses of $nil and $5,781, respectively.

      At December 31, 1997, bonds carried at $14,351 were on deposit with various states as required by law.

      At December 31, 1997, investments in fixed maturities comprised 83 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $2.7 billion which are rated by American Express Financial Corporation internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

          Rating                   1997            1996
       ---------                 ---------      ---------
       Aaa/AAA                $ 9,195,619     $ 9,460,134
       Aaa/AA                          --           2,870
       Aa/AA                      232,451         241,914
       Aa/A                       246,792         192,631
       A/A                      2,787,936       2,949,895
       A/BBB                    1,200,345       1,034,661
       Baa/BBB                  5,226,616       4,531,515
       Baa/BB                     475,084         768,285
       Below investment grade   2,465,637       2,063,096
                                ---------       ---------
                              $21,830,480     $21,245,001
                               ==========      ==========

      At December 31, 1997, 95 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities.

      At December 31, 1997, approximately 14 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                 December 31, 1997          December 31, 1996
                              ------------------------   -----------------------
                              On Balance   Commitments   On Balance  Commitments
           Region               Sheet      to Purchase     Sheet     to Purchase
       -------------          ----------   ------------  ----------  -----------
       East North Central   $  748,372     $  32,462    $  777,960     $  19,358
       West North Central      456,934        14,340       389,285        29,620
       South Atlantic          922,172        14,619       891,852        35,007
       Middle Atlantic         545,601        15,507       553,869        17,959
       New England             316,250         2,136       310,177        14,042
       Pacific                 184,917         3,204       190,770         4,997
       West South Central      125,227            --       105,173        11,246
       East South Central       60,274            --        75,176            --
       Mountain                297,545        28,717       236,597        11,401
                             ---------       -------     ---------       -------
                             3,657,292       110,985     3,530,859       143,630
       Less allowance for
       losses                   38,645            --        37,495            --
                             ---------       -------     ---------       -------
                            $3,618,647      $110,985    $3,493,364      $143,630
                             =========       =======     =========       =======

      -----------

                                 December 31, 1997          December 31, 1996
                            ------------------------   -------------------------
                            On Balance   Commitments   On Balance    Commitments
         Property type         Sheet     to Purchase      Sheet      to Purchase
       ---------------      ----------   -----------   ----------    -----------
       Department/retail
       stores              $1,189,203      $  27,314    $1,154,179     $  68,032
       Apartments           1,089,127         16,576     1,119,352        23,246
       Office buildings       716,729         34,546       611,395        27,653
       Industrial buildings   295,889         21,200       296,944         6,716
       Hotels/motels          101,052             --        97,870         6,257
       Medical buildings       99,979          9,748        67,178         8,289
       Nursing/retirement
       homes                   72,359             --        88,226         1,877
       Mixed Use               71,007             --        73,120            --
       Other                   21,947          1,601        22,595         1,560
                            ---------        -------     ---------        ------
                            3,657,292        110,985     3,530,859       143,630
       Less allowance for
       losses                  38,645             --        37,495            --
                             ---------       -------     ---------       -------
                           $3,618,647       $110,985    $3,493,364      $143,630
                            =========        =======     =========       =======

      Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. The fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

      At December 31, 1997 and 1996, the Company's recorded investment in impaired loans was $45,714 and $79,441, respectively, with allowances of $9,812 and $16,162, respectively. During 1997 and 1996, the average recorded investment in impaired loans was $61,870 and $74,338, respectively.

      The Company recognized $2,981, $4,889 and $5,014 of interest income related to impaired loans for the years ended December 31, 1997, 1996 and 1995 respectively.

      The following table presents changes in the allowance for investment losses related to all loans:

                                          1997          1996        1995
                                         ------        ------      ------
       Balance, January 1               $37,495       $37,340     $35,252
       Provision for investment losses    8,801        10,005      15,900
       Loan payoffs                      (3,851)       (4,700)    (11,900)
       Foreclosures                      (3,800)       (5,150)     (1,350)
       Other                                 --            --        (562)
                                         ------        ------      -------

       Balance, December 31             $38,645       $37,495     $37,340
                                         ======        ======      ======

      At December 31, 1997, the Company had commitments to purchase investments other than mortgage loans for $234,485. Commitments to purchase investments are made in the ordinary course of business. The fair value of these commitments is $nil.

      -----------

      Net investment income for the years ended December 31 is summarized as follows:

                                            1997           1996         1995
                                          ---------      ---------    ---------
       Interest on fixed maturities      $1,692,481     $1,666,929   $1,656,136
       Interest on mortgage loans           305,742        283,830      232,827
       Other investment income               25,089         43,283       35,936
       Interest on cash equivalents           5,914          5,754        5,363
                                          ---------      ---------    ---------
                                          2,029,226      1,999,796    1,930,262
       Less investment expenses              40,837         34,434       22,953
                                          ---------      ---------    ---------
                                         $1,988,389     $1,965,362   $1,907,309
                                          =========      =========    =========

      Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                     1997         1996         1995
                                    ------        -----        -----
       Fixed maturities           $ 16,115      $ 8,736     $  9,973
       Mortgage loans               (6,424)      (8,745)     (13,259)
       Other investments            (8,831)        (150)      (1,612)
                                   -------        -----      -------
                                  $    860      $  (159)    $ (4,898)
                                   =======        ======       ======

      Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                      1997           1996         1995
                                     -------        -------      -------
       Fixed maturities available
         for sale                   $223,441      $(231,853)    $811,649
       Equity securities                  53            (52)       3,118

3.    Income taxes
      ------------

      The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

      The income tax expense consists of the following:

                                    1997           1996         1995
       Federal income taxes:
       Current                    $176,879       $260,357     $218,040
       Deferred                     19,982        (65,609)     (33,810)
                                   -------        --------     -------
                                   196,861        194,748      184,230
       State income taxes-current    9,803         12,390       11,612
                                   -------        -------      -------
       Income tax expense         $206,664       $207,138     $195,842
                                   =======        =======      =======

      ------------

      Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

                                     1997               1996               1995
                               ----------------    ---------------   ---------------
                               Provision   Rate    Provision  Rate   Provision  Rate
                               ---------   ----    ---------  ----   ---------  ----
      Federal income
        taxes based on
        the statutory rate      $238,319   35.0%    $217,600  35.0%   $196,274  35.0%
      Increases (decreases)
      are attributable to:
      Tax-excluded interest
        and dividend income      (10,294)  (1.5)      (9,636) (1.5)     (8,524) (1.5)
      State Taxes, net of federal
         benefit                   6,372    0.9        8,053   1.3       7,548   1.3
      Low income housing
        credits                  (20,705)  (3.0)      (5,090) (0.8)       (861) (0.2)
      Other, net                  (7,028)  (1.0)      (3,789) (0.7)      1,405   0.3
                                 -------   -----     -------  ----     -------  ----
      Federal income taxes      $206,664   30.4%    $207,138  33.3%   $195,842  34.9%
                                 =======   ====      =======  ====     =======  ====

      A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At December 31, 1997, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

      Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                  1997          1996
                                                  ----          ----
       Deferred tax assets:
       Policy reserves                          $748,204      $724,412
       Life insurance guarantee
          fund assessment reserve                 20,101        29,854
       Other                                       9,589         2,763
                                                 -------       -------
       Total deferred tax assets                 777,894       757,029
                                                 -------       -------

       Deferred tax
       liabilities:
       Deferred policy acquisition costs        700,032      665,685
       Unrealized gain on investments           121,885       48,486
       Investments, other                        17,559        8,935
                                                -------      -------
       Total deferred tax liabilities           839,476      723,106
                                                -------      -------
       Net deferred tax (liabilities) assets   $(61,582)    $ 33,923
                                                 ======       ======

      The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4.    Stockholder's equity
      --------------------

      Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,468,677 as of December 31, 1997 and $1,261,592 as of December 31, 1996 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1998 in excess of approximately $331,480 would require approval of the Department of Commerce of the State of Minnesota.

      Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           1997          1996          1995
                                        ----------    ----------    ----------
       Statutory net income             $  379,615    $  365,585    $  326,799
       Statutory capital and surplus     1,765,290     1,565,082     1,398,649
       surplus

5.    Related party transactions
      --------------------------

      The Company loans funds to American Express Financial Corporation under a collateral loan agreement. The balance of the loan was $nil and $11,800 at December 31, 1997 and 1996, respectively. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $103, $780 and $1,371 in 1997, 1996 and 1995, respectively.

      The Company purchased a five year secured note from an affiliated company which was redeemed in 1996. The interest rate on the note was
      8.42 percent. Interest income on the above note totaled $1,637 and $1,937 in 1996 and 1995, respectively.

      The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $201, $174 and $155 in 1997, 1996 and 1995, respectively.

      The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1997, 1996 and 1995 were $1,245, $990 and $815, respectively.

      The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis.

      --------------------------

      Charges by AEFC for use of joint facilities, marketing services and other services aggregated $414,155, $397,362 and $377,139 for 1997,
      1996 and 1995, respectively. Certain of these costs are included in deferred policy acquisition costs. In addition, the Company rents its home office space from AEFC on an annual renewable basis.

6.    Commitments and contingencies
      -----------------------------

      At December 31, 1997 and 1996, traditional life insurance and universal life-type insurance in force aggregated $74,730,720 and $67,274,354, respectively, of which $4,351,904 and $3,875,921 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $60,495, $48,250 and $39,399 and reinsurance recovered from reinsurers amounted to $19,042, $15,612, and $14,088 for the years ended December 31, 1997, 1996 and 1995, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

      A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against the Company and its parent, AEFC. A second action was filed in March, 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing Company policies with new Company policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues. The Company and its parent believe they have meritorious defenses to the claims raised in the lawsuit. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuit and others filed against the Company should not have a material adverse effect on the Company's consolidated financial position.

      The IRS routinely examines the Company's federal income tax returns, and is currently auditing the Company's returns for the 1990 through 1992 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of this audit.

7.    Lines of credit
      ---------------

      The Company has an available line of credit with its parent aggregating $100,000. The rate for the line of credit is the parent's cost of funds, ranging from 20 to 45 basis points over the established index. Borrowings outstanding under this agreement were $nil at December 31, 1997 and 1996.

8.    Derivative financial instruments
      --------------------------------

      The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk and equity market risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

      --------------------------------

      Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

      Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

      Credit risk related to interest rate caps and floors and index options is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

      The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit risk.

      The Company's holdings of derivative financial instruments are as follows:

                                 Notional     Carrying      Fair    Total Credit
       December 31, 1997          Amount       Amount       Value     Exposure
       -----------------         --------     --------      -----   ------------
       Assets:
         Interest rate caps   $ 4,600,000    $ 24,963    $ 15,665    $ 15,665
         Interest rate floors   1,000,000       1,561       4,551       4,551
         Put index options        221,984      11,120      11,120      11,120
       Liabilities:
         Call index options       221,984      (8,273)     (8,273)         --
       Off balance sheet:
         Interest rate swaps    1,267,000          --     (45,799)         --
                                ---------      ------      ------      ------
                                              $29,371    $(22,736)    $31,336
                                               ======      ======      ======

                                 Notional      Carrying     Fair    Total Credit
       December 31, 1996          Amount        Amount      Value     Exposure
       Assets:
         Interest rate caps    $4,000,000   $ 16,227      $  7,439   $  7,439
         Interest rate floors   1,000,000      2,041         4,341      4,341
       Off balance sheet:
         Interest rate swaps    1,000,000         --       (24,715)        --
                                ---------     ------       --------    ------
                                             $18,268      $(12,935)   $11,780
                                              ======        ======     ======

      The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps and floors expire on various dates from 1998 to 2003. The interest rate swaps expire on various dates from 2000 to 2003. All put and call options expire in 1998.

      Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

      --------------------------------

      Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by changing economic conditions in the equity market.
      The Company entered into index option collars (combination of puts and calls) to hedge anticipated fee income for 1998 related to separate accounts and mutual funds which invest in equity securities. Testing has demonstrated the impact of these instruments on the income statement closely correlates with the amount of fee income the Company realizes. In the event that testing demonstrates that this correlation no longer exists, or in the event the Company disposes of the index options collars, the instruments will be marked-to-market through the income statement. At December 31, 1997, deferred gains on purchased put index options were $11,120 and deferred losses on written call index options were $8,273.

9.    Fair values of financial instruments
      ------------------------------------

      The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                 1997                         1996
                                         ------------------          ---------------------
                                         Carrying      Fair          Carrying        Fair
       Financial Assets                   Amount       Value          Amount         Value
       ----------------                  --------     ------         -------         -----
       Investments:
         Fixed maturities (Note 2):
           Held to maturity            $9,315,450   $9,743,410     $10,236,379  $10,521,650
           Available for sale          12,876,694   12,876,694      11,146,845   11,146,845
         Mortgage loans on
           real estate (Note 2)         3,618,647    3,808,570       3,493,364    3,606,077
         Other:
           Equity securities (Note 2)       3,361        3,361           3,308        3,308
           Derivative financial
             instruments (Note 8)          37,644       31,336          18,268       11,780
           Other                           82,347       85,383          63,993       66,242
       Cash and
         cash equivalents (Note 1)         19,686       19,686         224,603      224,603
       Separate account assets
         (Note 1)                      23,214,504   23,214,504      18,535,160   18,535,160



       Financial Liabilities
         Future policy benefits
           for fixed annuities         20,731,052   19,882,302      20,641,986   19,721,968
           Derivative financial
             instruments (Note 8)          (8,273)     (54,072)             --      (24,715)
         Separate account liabilities  21,488,282   20,707,620      17,358,087   16,688,519

      ------------------------------------

      At December 31, 1997 and 1996, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,185,155 and $1,112,155, respectively, and policy loans of $93,540 and $83,867, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1997 and 1996. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1997 and 1996.

      At December 31, 1997 and 1996, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $1,726,222 and $1,177,073, respectively.

10.   Segment information
      -------------------

      The Company's operations consist of two business segments; first, individual and group life insurance, disability income and long-term care insurance, and second, annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The consolidated condensed statements of income for the years ended December 31, 1997, 1996 and 1995 and total assets at December 31, 1997, 1996 and 1995 by segment are summarized as follows:


                                               1997           1996            1995
       Net investment income:
       Life, disability income
         and long-term care insurance     $   269,874    $   262,998     $   256,242
       Annuities                            1,718,515      1,702,364       1,651,067
                                            ---------      ---------       ---------
                                          $ 1,988,389    $ 1,965,362     $ 1,907,309
                                            =========      =========       =========
       Premiums, charges and fees:
       Life, disability income
         and long-term care insurance     $   514,838    $   448,389     $   384,008
       Annuities                              374,274        308,873         249,557
                                              -------        -------         -------
                                          $   889,112    $   757,262     $   633,565
                                              =======        =======         =======
       Income before income taxes:
       Life, disability income
         and long-term care insurance     $   178,717    $   161,115     $   125,402
       Annuities                              501,334        460,758         440,278
       Net gain (loss) on investments             860           (159)         (4,898)
                                              -------        -------         -------
                                          $   680,911    $   621,714     $   560,782
                                              =======        =======         =======


       Total assets:
       Life, disability income
         and long-term care insurance     $ 8,193,796    $ 7,028,906     $ 6,195,870
       Annuities                           44,780,328     40,277,075      36,704,208
                                           ----------     ----------      ----------
                                          $52,974,124    $47,305,981     $42,900,078
                                           ==========     ==========      ==========

      Allocations of net investment income and certain general expenses are based on various assumptions and estimates.

      Assets are not individually identifiable by segment and have been allocated principally based on the amount of future policy benefits by segment.

      Capital expenditures and depreciation expense are not material, and consequently, are not reported.

11.   Year 2000 Issue (unaudited)
      ---------------

      The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's business is heavily dependent upon AEFC's computer systems and has significant interactions with systems of third parties.

      A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

      AEFC is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not known at this time.

                           PART II. OTHER INFORMATION

Item 1.                    FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     List of financial statements filed as part of this Post-Effective Amendment to the Registration Statement.

     Financial statements included in the prospectus, Part I:

          IDS Life Insurance Company:

          Consolidated Balance Sheets as of December 31, 1997, and December 31, 1996.

          Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995.

          Consolidated Statements of Stockholder's Equity for the years ended December 31, 1997, 1996 and 1995.

          Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995.

          Notes to Consolidated Financial Statements.

          Report of Independent Auditors dated February 5, 1998.

     Exhibits to Financial Statements included in Part II:

          IDS Life Insurance Company Schedules I, III, IV and V as required by Regulation S-X.

(b)  Exhibits

1. Resolution of the Executive Committee of the Board of Directors of Investors Syndicate Life Insurance and Annuity Company dated May 10, 1968, filed as Exhibit 1 to Registrant's Registration Statement No. 2-29081 filed on May 16, 1968, and refiled electronically April 27, 1994 as Exhibit 1 with Post-effective Amendment No. 56, is incorporated herein by reference.

2. Regulations of IDS Life Variable Annuity Fund A as Amended and Restated, dated June 22, 1979, filed as Exhibit 2 to Registrant's Post-Effective Amendment No. 32 to Registration Statement No. 2-29081 filed on December 10, 1979, and refiled electronically on or about April 11, 1995 are incorporated herein by reference.

3.   Not applicable.

4. Contracts filed as Exhibit 4 to Registrant's Post-Effective Amendment No. 32 to Registration Statement No. 2-29081 filed on December 10, 1979, are incorporated herein by reference.

5(a) Investment  Advisory  Agreement  between  IDS Life  Insurance  Company  and
     IDS/American  Express  dated  January 12,  1984,  filed as Exhibit  5(a) to
     Registrant's Post-Effective Amendment No. 44, and refiled electronically April 27, 1994 as Exhibit 5(a) with Post-Effective Amendment No. 56, is incorporated herein by reference.

5(b) Investment  Management and Advisory  Agreements  between IDS Life Insurance
     Company and IDS Life Variable Annuity Fund A dated January 12, 1984, filed as Exhibit 5(b) to Registrant's Post-Effective Amendment No. 44, and refiled electronically April 27, 1994 as Exhibit 5(b) with Post-Effective Amendment No. 56, are incorporated herein by reference.

6.   Distribution  and  Services  Agreement  between  Registrant  and  IDS  Life
     Insurance Company, dated January 12, 1984, filed as Exhibit 6 to Registrant's Post-Effective Amendment No. 44, and refiled electronically April 27, 1994 as Exhibit 6 with Post-Effective Amendment No. 56, is incorporated herein by reference.

7.   None.

8(a) Custodian  Agreement between  Registrant,  IDS Life Insurance Company,  and
     American Express Bank & Trust, dated July 12, 1990, filed as Exhibit 8(a) to Registrant's Post-Effective Amendment No. 53 to this Registration Statement, filed April 15, 1991, and refiled electronically April 27, 1994 as Exhibit 8(a) with Post-Effective Amendment No. 56, is incorporated herein by reference.

8(b) Custody Agreement between Morgan Stanley Trust Company and IDS Bank & Trust dated May, 1993 filed electronically on or about April 11, 1995 as Exhibit No. 8(b) to Post-Effective Amendment No. 58 is incorporated herein by reference.

9.   Not applicable.

10. Opinion of counsel and consent to its use as to the legality of the securities registered, filed electronically herewith.

11.  Consent of Independent Auditors, filed electronically herewith.

12.  Financial statement schedules omitted from Item 18 of Part I:

         Schedule I        -   Consolidated Summary of Investments Other than
                               Investments in Related Parties
         Schedule III      -   Supplementary Insurance Information
         Schedule IV       -   Reinsurance
         Schedule V        -   Valuation and Qualifying Accounts

         Report of Independent Auditors, dated February 5, 1998, on IDS Life Insurance Company financial statement schedules.

13. through 15. not applicable.

16.  Financial Data Schedules, filed electronically herewith.

17(a)IDS Life  Insurance  Company  Power of Attorney to sign  Amendments to this
     Registration Statement dated August 19, 1997, is filed electronically herewith as Exhibit 17(a).

17(b)IDS Life Variable Annuity Fund A Board of Managers Power of Attorney to sign Amendments to this Registration Statement dated March 25, 1997, filed electronically as Exhibit 17(b) to Registrant's Post-Effective Amendment No. 60 is incorporated by reference.

17(c)IDS Life  Insurance  Company  Power of Attorney to sign  Amendments to this
     Registration Statement dated April 9, 1998 is filed electronically herewith as Exhibit 17(c).

Item 2.           PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

     Both the Registrant and IDS Life Variable Annuity Fund B are separate accounts of IDS Life. Consequently, the securities and funds of the Registrant and Fund B are technically those of IDS Life, even though the securities and funds of the two Funds are maintained as separate accounts under Minnesota Law pursuant to a safekeeping agreement with American Express Bank & Trust. As separate Accounts, Minnesota Law provides that the assets of the Funds are not chargeable with liabilities arising out of any other business of IDS Life and are held for the exclusive benefit of owners of variable annuity contracts based on the Funds.

Item 3.           NUMBER OF HOLDERS OF SECURITIES

                                                     Number of Record Holders
                  Title of Class                        as of Feb. 28, 1998
                  Variable Annuities                          10,445

Item 4.           INDEMNIFICATION

     The Regulations of the Registrant provide that each member of the Board of Managers and each Officer of the Fund shall be indemnified by IDS Life, of which the Fund is a separate account, for reasonable costs and expenses actually and necessarily incurred in defense of any action, suit or proceedings where the defendant is a party by reason of being a Manager or Officer. No indemnification will be forthcoming in the event of an adjudication of willful misfeasance, bad faith, gross negligence or reckless disregard by the Officer or Manager of the duties of his office. In the absence of an adjudication expressly absolving the Office or Manager of the afore-detailed wrongful conduct, indemnification may still be advanced should 2/3 of the members of the Board of Directors of IDS Life who were not involved in the processing resolve there was no instance of such wrongful conduct. In the instance of such a resolution, the indemnification claim still must be found to be reasonable in amount and proper in presentation by independent counsel of IDS Life. Should any proceeding be settled, indemnification shall not exceed the costs, fees and expenses which would have been incurred had the proceeding been litigated. The payment of indemnification by IDS Life will not prevent a variable contract holder from challenging the payment by appropriate legal action on the basis that the payment was improper because of willful misfeasance, bad faith, gross negligence or reckless disregard by an Officer or Manager of his duties.

     The By-Laws of the Registrant's investment management underwriter, IDS Life, also contains an indemnification clause. The clause provides that IDS Life shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of IDS Life, or is or was serving at the direction of IDS Life as a Manager of Variable Annuity Funds A and B, Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, Director, Officer, employee or agent against any liability to IDS Life or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

At the time of the filing of the Registration  Statement of the Registrant,  IDS
Life   included  the  following   undertaking   with  regard  to  the  foregoing
indemnification procedures:

         "Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise ISL [sic ____. IDS Life] has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of ISL [sic ____. IDS Life] of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, ISL [sic ____. IDS Life] will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."



Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation)

 Directors and officers of American Express Financial Corporation who are directors and/or officers of one or more other companies:

Ronald G. Abrahamson, Vice President--Service Quality and Reengineering
-----------------------------------------------------------------------------------------------------------------------------
American Express Financial Advisors                   IDS Tower 10                        Vice President - Service Quality
                                                      Minneapolis, MN  55440                   and Reengineering

Douglas A. Alger, Senior Vice President--Human Resources
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Human
                                                      Minneapolis, MN  55440                   Resources

Peter J. Anderson, Director and Senior Vice President--Investment Operations
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President -
                                                      Minneapolis, MN  55440                   Investment Operations

IDS Advisory Group Inc.                                                                   Director and Chairman of the Board

IDS Capital Holdings Inc.                                                                 Director and President

IDS Futures Corporation                                                                   Director

IDS Futures III Corporation                                                               Director

IDS International, Inc.                                                                   Director, Chairman of the Board
                                                                                               and Executive Vice President

NCM Capital Management Group, Inc.                    2 Mutual Plaza                      Director
                                                      501 Willard Street
                                                      Durham, NC 27701

Ward D. Armstrong, Vice President--American Express Retirement Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - American Express
                                                      Minneapolis, MN  55440                   Retirement Services

John M. Baker, Vice President--Plan Sponsor Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Plan Sponsor
                                                      Minneapolis, MN  55440                   Services

American Express Trust Company                                                            Senior Vice President



Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)


Joseph M. Barsky III, Vice President--Senior Portfolio Manager
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President-Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager

Robert C. Basten, Vice President--Tax and Business Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Tax and Business
                                                      Minneapolis, MN  55440                   Services

American Express Tax & Business Services Inc.                                             Director, President and Chief
                                                                                               Executive Officer

Timothy V. Bechtold, Vice President--Risk Management Products
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Risk Management
                                                      Minneapolis, MN  55440                   Products

IDS Life Insurance Company                                                                Executive Vice President - Risk
                                                                                               Management Products

Alan F. Bignall, Vice President--Technology and Development
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Technology and
                                                      Minneapolis, MN  55440                   Development

John C. Boeder, Vice President--Mature Market Group
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Mature Market
                                                      Minneapolis, MN  55440                   Group

IDS Life Insurance Company of New York                Box 5144                            Director
                                                      Albany, NY 12205

Douglas W. Brewers, Vice President--Sales Support
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Sales Support
                                                      Minneapolis, MN 55440





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Karl J. Breyer, Director, Senior Vice President--Law and Corporate Affairs
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Law and
                                                      Minneapolis, MN  55440                   Corporate Affairs

American Express Minnesota Foundation                                                     Director

IDS Aircraft Services Corporation                                                         Director and President

Daniel J. Candura, Vice President--Marketing Support
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Marketing Support
                                                      Minneapolis, MN 55440

Cynthia M. Carlson, Vice President--American Express Securities Services
-----------------------------------------------------------------------------------------------------------------------------

American Enterprise Investment Services Inc.          IDS Tower 10                        Director, President and Chief
                                                      Minneapolis, MN  55440              Executive Officer

American Express Financial Advisors                                                       Vice President - American Express
                                                                                               Securities Services

Mark W. Carter, Senior Vice President and Chief Marketing Officer
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President and Chief
                                                      Minneapolis, MN  55440                   Marketing Officer

IDS Life Insurance Company                                                                Executive Vice President -
                                                                                               Marketing

James E. Choat, Senior Vice President--Institutional Products Group
-------------------------------------------------------------------------------------------------------------------------------

American Enterprise Life Insurance Company            IDS Tower 10                        Director and Chief Executive Officer
                                                      Minneapolis, MN 55440

American Express Financial Advisors                                                       Senior Vice President -
                                                                                               Institutional Products Group

American Express Insurance Agency of Nevada Inc.                                          Vice President - North Central
                                                                                               Region

IDS Insurance Agency of Alabama Inc.                                                      Vice President - North Central
                                                                                               Region






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

IDS Insurance Agency of Arkansas Inc.                                                     Vice President - North Central
                                                                                               Region

IDS Insurance Agency of Massachusetts Inc.                                                Vice President - North Central
                                                                                               Region

IDS Insurance Agency of New Mexico Inc.                                                   Vice President - North Central
                                                                                               Region

IDS Insurance Agency of North Carolina Inc.                                               Vice President - North Central
                                                                                               Region

IDS Insurance Agency of Ohio Inc.                                                         Vice President - North Central
                                                                                               Region

IDS Insurance Agency of Wyoming Inc.                                                      Vice President - North Central
                                                                                               Region

Kenneth J. Ciak, Vice President and General Manager--IDS Property Casualty
-----------------------------------------------------------------------------------------------------------------------------

AMEX Assurance Company                                IDS Tower 10                        Director and President
                                                      Minneapolis, MN 55440

American Express Financial Advisors                                                       Vice President and General
                                                                                               Manager - IDS Property
                                                                                               Casualty

IDS Property Casualty Insurance Company               I WEG Blvd.                         Director and President
                                                      DePere, WI 54115

Colleen Curran, Vice President and Assistant General Counsel
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Assistant
                                                      Minneapolis, MN  55440                   General Counsel

American Express Service Corporation                                                      Vice President and Chief Legal
                                                                                               Counsel

Regenia David, Vice President--Systems Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Systems Services
                                                      Minneapolis, MN 55440



Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Luz Maria Davis, Vice President--Communications
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Communications
                                                      Minneapolis, MN 55440

Gordon L. Eid, Director, Senior Vice President, Deputy General Counsel and Chief Compliance Officer
----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                       Senior Vice President, General
                                                      Minneapolis, MN  55440                  Counsel and Chief Compliance
                                                                                              Officer

American Express Insurance Agency of Nevada Inc.                                         Director and Vice President

IDS Insurance Agency of Alabama Inc.                                                     Director and Vice President

IDS Insurance Agency of Arkansas Inc.                                                    Director and Vice President

IDS Insurance Agency of Massachusetts Inc.                                               Director and Vice President


IDS Insurance Agency of New Mexico Inc.                                                  Director and Vice President

IDS Insurance Agency of North Carolina Inc.                                              Director and Vice President

IDS Insurance Agency of Ohio Inc.                                                        Director and Vice President

IDS Insurance Agency of Wyoming Inc.                                                     Director and Vice President

IDS Real Estate Services, Inc.                                                           Vice President

Investors Syndicate Development Corp.                                                    Director

Robert M. Elconin, Vice President--Government Relations
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Government
                                                      Minneapolis, MN  55440                   Relations

IDS Life Insurance Company                                                                Vice President





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Mark A. Ernst, Senior Vice President--Third Party Distribution
-------------------------------------------------------------------------------------------------------------------------------

American Enterprise Investment Services Inc.          IDS Tower 10                        Director, Senior Vice President
                                                      Minneapolis, MN 55440

American Express Financial Advisors                                                       Senior Vice President - Third Party
                                                                                               Distribution

American Express Financial Corporation                                                    Senior Vice President - Third Party
                                                                                               Distribution

American Express Tax & Business Services Inc.                                             Director and Chairman of the Board

Gordon M. Fines, Vice President--Mutual Fund Equity Investments
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Mutual Fund
                                                      Minneapolis, MN  55440                   Equity Investments

IDS Advisory Group Inc.                                                                   Executive Vice President

Douglas L. Forsberg, Vice President--Institutional Products Group
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Institutional
                                                      Minneapolis, MN  55440                   Products Group

Jeffrey P. Fox, Vice President and Corporate Controller
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Corporate
                                                      Minneapolis, MN  55440                   Controller

John J. Golden, Vice President--Human Resources Planning and Field Support
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President-Human Resources
                                                      Minneapolis, MN  55440                   Planning and Field Support

Harvey Golub, Director
-------------------------------------------------------------------------------------------------------------------------------

American Express Company                              American Express Tower              Chairman and Chief Executive Officer
                                                      World Financial Center
                                                      New York, NY 10285

American Express Travel Related Services Company,                                         Chairman and Chief Executive Officer
     Inc.





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

David A. Hammer, Vice President and Marketing Controller
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Marketing
                                                      Minneapolis, MN  55440                   Controller

IDS Plan Services of California, Inc.                                                     Director and Vice President

Lorraine R. Hart, Vice President--Insurance Investments
-------------------------------------------------------------------------------------------------------------------------------

American Enterprise Life Insurance Company            IDS Tower 10                       Vice President - Investments
                                                      Minneapolis, MN 55440

American Express Financial Advisors                                                      Vice President - Insurance Investments

American Partners Life Insurance Company                                                 Director and Vice President -
                                                                                              Investments

AMEX Assurance Company                                                                   Vice President - Investments

IDS Certificate Company                                                                  Vice President - Investments

IDS Life Insurance Company                                                               Vice President - Investments

IDS Life Series Fund, Inc.                                                               Vice President - Investments

IDS Life Variable Annuity Funds A and B                                                  Vice President - Investments

IDS Property Casualty Insurance Company                                                  Vice President - Investment Officer

Investors Syndicate Development Corp.                                                    Director and Vice President -
                                                                                              Investments

Scott A. Hawkinson, Vice President--Assured Assets Product Development and Management
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Assured Assets
                                                      Minneapolis, MN  55440                   Product Development and
                                                                                               Management

Janis K. Heaney, Vice President--Incentive Compensation
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Incentive
                                                      Minneapolis, MN  55440                   Compensation





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

James G. Hirsh, Vice President and Assistant General Counsel
------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Assistant
                                                      Minneapolis, MN  55440                   General Counsel

Darryl G. Horsman, Vice President--Product Development and Technology, American Express Retirement Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Trust Company                        IDS Tower 10                        Director and President
                                                      Minneapolis, MN 55440

Jeffrey S. Horton, Vice President and Corporate Treasurer
-----------------------------------------------------------------------------------------------------------------------------

American Centurion Life Assurance Company             IDS Tower 10                       Vice President and Treasurer
                                                      Minneapolis, MN 55440

American Enterprise Investment Services Inc.                                             Vice President and Treasurer


American Enterprise Life Insurance Company                                               Vice President and Treasurer


American Express Financial Advisors                                                      Vice President and Treasurer

American Express Insurance Agency of Nevada Inc.                                         Vice President and Treasurer


American Express Minnesota Foundation                                                    Vice President and Treasurer

American Express Tax and Business Services Inc.                                          Vice President and Treasurer


IDS Aircraft Services Corporation                                                        Vice President and Treasurer

IDS Capital Holdings Inc.                                                                Vice President, Treasurer and
                                                                                              Assistant Secretary

IDS Certificate Company                                                                  Vice President and Treasurer

IDS Insurance Agency of Alabama Inc.                                                     Vice President and Treasurer

IDS Insurance Agency of Arkansas Inc.                                                    Vice President and Treasurer

IDS Insurance Agency of Massachusetts Inc.                                               Vice President and Treasurer






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

IDS Insurance Agency of New Mexico Inc.                                                  Vice President and Treasurer


IDS Insurance Agency of North Carolina Inc.                                              Vice President and Treasurer


IDS Insurance Agency of Ohio Inc.                                                        Vice President and Treasurer

IDS Insurance Agency of Wyoming Inc.                                                     Vice President and Treasurer

IDS Life Insurance Company                                                               Vice President, Treasurer and
                                                                                              Assistant Secretary

IDS Plan Services of California, Inc.                                                    Vice President and Treasurer

IDS Property Casualty Insurance Company                                                  Vice President, Treasurer and
                                                                                              Assistant Secretary

IDS Real Estate Services, Inc.                                                           Vice President and Treasurer

IDS Securities Corporation                                                               Vice President and Treasurer

Investors Syndicate Development Corp.                                                    Vice President and Treasurer

David R. Hubers, Director, President and Chief Executive Officer
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                       Chairman, President and Chief
                                                      Minneapolis, MN  55440                  Executive Officer

American Express Service Corporation                                                     Director and President

AMEX Assurance Company                                                                   Director

IDS Aircraft Services Corporation                                                        Director

IDS Certificate Company                                                                  Director

IDS Life Insurance Company                                                               Director

IDS Plan Services of California, Inc.                                                    Director and President

IDS Property Casualty Insurance Company                                                  Director





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Martin G. Hurwitz, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                       Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                 Manager

James M. Jensen, Vice President--Insurance Product Development and Management
------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Insurance Product
                                                      Minneapolis, MN  55440                   Development and Management

IDS Life Insurance Company                                                                Vice President - Insurance Product
                                                                                               Development

Marietta L. Johns, Director and Senior Vice President--Field Management
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Field
                                                      Minneapolis, MN  55440                   Management

James E. Kaarre, Vice President--Marketing Promotions
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Marketing
                                                      Minneapolis, MN  55440                   Promotions

Matthew N. Karstetter, Vice President--Investment Accounting
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Investment
                                                      Minneapolis, MN  55440                   Accounting

Linda B. Keene, Vice President--Market Development
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Market
                                                      Minneapolis, MN  55440                   Development

G. Michael Kennedy, Vice President--Investment Services and Investment Research
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Investment
                                                      Minneapolis, MN  55440                   Services and Investment
                                                                                               Research

Susan D. Kinder, Director and Senior Vice President--Distribution Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President -
                                                      Minneapolis, MN  55440                   Distribution Services





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Brian Kleinberg, Executive Vice President--Financial Direct

American Express Financial Advisors                   IDS Tower 10                        Executive Vice President -
                                                      Minneapolis, MN  55440                   Financial Direct

Richard W. Kling, Director and Senior Vice President--Products
-------------------------------------------------------------------------------------------------------------------------------


American Centurion Life Assurance Company             IDS Tower 10                        Director
                                                      Minneapolis, MN 55440

American Enterprise Life Insurance Company                                                Director and Chairman of the Board

American Express Financial Advisors                                                       Senior Vice President - Products

American Express Insurance Agency of Nevada Inc.                                          Director and President

American Express Service Corporation                                                      Vice President

American Partners Life Insurance Company                                                  Director and Chairman of the Board

AMEX Assurance Company                                                                    Director

IDS Certificate Company                                                                   Director and Chairman of the Board

IDS Insurance Agency of Alabama Inc.                                                      Director and President

IDS Insurance Agency of Arkansas Inc.                                                     Director and President

IDS Insurance Agency of Massachusetts Inc.                                                Director and President

IDS Insurance Agency of New Mexico Inc.                                                   Director and President


IDS Insurance Agency of North Carolina Inc.                                               Director and President

IDS Insurance Agency of Ohio Inc.                                                         Director and President

IDS Insurance Agency of Wyoming Inc.                                                      Director and President

IDS Life Insurance Company                                                                Director and President






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

IDS Life Series Fund, Inc.                                                                Director and President

IDS Life Variable Annuity Funds A and B                                                   Manager, Chairman of the Board and
                                                                                               President

IDS Property Casualty Insurance Company                                                   Director


IDS Life Insurance Company of New York                P.O. Box 5144                       Director, Chairman of the Board and
                                                      Albany, NY  12205                        President

Paul F. Kolkman, Vice President--Actuarial Finance
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Actuarial Finance
                                                      Minneapolis, MN 55440

IDS Life Insurance Company                                                                Director and Executive Vice
                                                                                               President

IDS Life Series Fund, Inc.                                                                Vice President and Chief Actuary

IDS Property Casualty Insurance Company                                                   Director

Claire Kolmodin, Vice President--Service Quality
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Service Quality
                                                      Minneapolis, MN 55440

Steven C. Kumagai, Director and Senior Vice President--Field Management and Business Systems
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Director and Senior Vice President
                                                      Minneapolis, MN  55440                   - Field Management and
                                                                                               Business Systems

Edward Labenski, Jr., Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager

IDS Advisory Group Inc.                                                                   Senior Vice President

Kurt A. Larson, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Lori J. Larson, Vice President--Variable Assets Product Development
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Variable Assets
                                                      Minneapolis, MN  55440                   Product Development

IDS Cable Corporation                                                                     Director and President

IDS Cable II Corporation                                                                  Director and President

IDS Futures Brokerage Group                                                               Assistant Vice President - General
                                                                                               Manager and Director

IDS Futures Corporation                                                                   Director and President

IDS Futures III Corporation                                                               Director and Vice President

IDS Management Corporation                                                                Director and President

IDS Partnership Services Corporation                                                      Director and President

IDS Realty Corporation                                                                    Director and President

Ryan R. Larson, Vice President--IPG Product Development
-------------------------------------------------------------------------------------------------------------------------------

American Centurion Life Assurance Company             IDS Tower 10                        Director and Vice President -
                                                      Minneapolis, MN  55440                   Product Development

American Express Financial Advisors                                                       Vice President - IPG Product
                                                                                               Development

IDS Life Insurance Company                                                                Vice President

Daniel E. Laufenberg, Vice President and Chief U.S. Economist
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Chief U.S.
                                                      Minneapolis, MN  55440                   Economist

Richard J. Lazarchic, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Peter A. Lefferts, Director and Senior Vice President--Corporate Strategy and Development
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Corporate
                                                      Minneapolis, MN  55440                   Strategy and Development

American Express Trust Company                                                            Director

IDS Plan Services of California, Inc.                                                     Director

Douglas A. Lennick, Director and Executive Vice President--Private Client Group
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Director and Executive Vice
                                                      Minneapolis, MN  55440                   President - Private Client
                                                                                               Group

Jonathan S. Linen, Director
-------------------------------------------------------------------------------------------------------------------------------



Mary J. Malevich, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager

Fred A. Mandell, Vice President--Field Marketing Readiness
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Field Marketing
                                                      Minneapolis, MN  55440                   Readiness

Thomas W. Medcalf, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager

William C. Melton, Vice President--International Research and Chief International Economist
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - International
                                                      Minneapolis, MN  55440                   Research and Chief
                                                                                               International Economist





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

William P. Miller, Vice President and Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Senior Portfolio
                                                      Minneapolis, MN  55440                   Manager

James A. Mitchell, Director and Executive Vice President--Marketing and Products
-------------------------------------------------------------------------------------------------------------------------------

American Enterprise Investment Services Inc.          IDS Tower 10                        Director
                                                      Minneapolis, MN 55440

American Express Financial Advisors                                                       Executive Vice President -
                                                                                               Marketing and Products

American Express Service Corporation                                                      Director and Senior Vice President

American Express Tax and Business Services Inc.                                           Director

AMEX Assurance Company                                                                    Director

IDS Certificate Company                                                                   Director

IDS Life Insurance Company                                                                Director, Chairman of the Board and
                                                                                               Chief Executive Officer

IDS Plan Services of California, Inc.                                                     Director

IDS Property Casualty Insurance Company                                                   Director

Pamela J. Moret, Vice President--Variable Assets
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Variable Assets
                                                      Minneapolis, MN 55440

American Express Trust Company                                                            Vice President

IDS Life Insurance Company                                                                Executive Vice President - Variable
                                                                                               Assets





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Barry J. Murphy, Director and Senior Vice President--Client Service
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Client
                                                      Minneapolis, MN  55440                   Service

IDS Life Insurance Company                                                                Director and Executive Vice
                                                                                               President - Client Service

Mary Owens Neal, Vice President--Mature Market Segment
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Mature Market
                                                      Minneapolis, MN  55440                   Segment

Robert J. Neis, Vice President--Technology Services
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Technology Services
                                                      Minneapolis, MN 55440

James R. Palmer, Vice President--Taxes
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Taxes
                                                      Minneapolis, MN 55440

IDS Aircraft Services Corporation                                                         Vice President

IDS Life Insurance Company                                                                Vice President - Taxes

Carla P. Pavone, Vice President--Compensation and Field Administration
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Compensation and
                                                      Minneapolis, MN  55440                   Field Administration

Susan B. Plimpton, Vice President--Marketing Services
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Marketing
                                                      Minneapolis, MN  55440                   Services





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Ronald W. Powell, Vice President and Assistant General Counsel
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President and Assistant
                                                      Minneapolis, MN  55440                   General Counsel

IDS Cable Corporation                                                                     Vice President and Assistant
                                                                                               Secretary

IDS Cable II Corporation                                                                  Vice President and Assistant
                                                                                               Secretary

IDS Management Corporation                                                                Vice President and Assistant
                                                                                               Secretary

IDS Partnership Services Corporation                                                      Vice President and Assistant
                                                                                               Secretary

IDS Plan Services of California, Inc.                                                     Vice President and Assistant
                                                                                               Secretary

IDS Realty Corporation                                                                    Vice President and Assistant
                                                                                               Secretary

James M. Punch, Vice President--Special Projects
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Special Projects
                                                      Minneapolis, MN 55440

Frederick C. Quirsfeld, Vice President--Taxable Mutual Fund Investments
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Taxable Mutual
                                                      Minneapolis, MN  55440              Fund Investments

IDS Advisory Group Inc.                                                                   Vice President

Debra J. Rabe, Vice President--Financial Planning
-----------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Financial
                                                      Minneapolis, MN  55440                   Planning

ReBecca K. Roloff, Senior Vice President--Field Management and Financial Advisory Service
------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President - Field
                                                      Minneapolis, MN  55440                   Management and Financial
                                                                                               Advisory Service






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Stephen W. Roszell, Senior Vice President--Institutional
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Senior Vice President -
                                                      Minneapolis, MN  55440                   Institutional

IDS Advisory Group Inc.                                                                   Director

IDS International, Inc.                                                                   Director

IDS Fund Management Limited                                                               Director

John P. Ryan, Vice President and General Auditor
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President and General Auditor
                                                      Minneapolis, MN 55440

Erven A. Samsel, Director and Senior Vice President--Field Management
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Senior Vice President - Field
                                                      Minneapolis, MN  55440                    Management

American Express Insurance Agency of Nevada Inc.                                           Vice President - New England Region

IDS Insurance Agency of Alabama Inc.                                                       Vice President - New England Region

IDS Insurance Agency of Arkansas Inc.                                                      Vice President - New England Region

IDS Insurance Agency of Massachusetts Inc.                                                 Vice President - New England Region

IDS Insurance Agency of New Mexico Inc.                                                    Vice President - New England Region

IDS Insurance Agency of North Carolina Inc.                                                Vice President - New England Region

IDS Insurance Agency of Ohio Inc.                                                          Vice President - New England Region

IDS Insurance Agency of Wyoming Inc.                                                       Vice President - New England Region





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Stuart A. Sedlacek, Vice President--Assured Assets
-------------------------------------------------------------------------------------------------------------------------------

American Centurion Life Assurance Company             IDS Tower 10                         Director, Chairman and President
                                                      Minneapolis, MN 55440

American Enterprise Life Insurance Company                                                 Director and Executive Vice
                                                                                                President, Assured Assets

American Express Financial Advisors                                                        Vice President - Assured Assets

American Partners Life Insurance Company                                                   Director and President


IDS Certificate Company                                                                    Director and President

IDS Life Insurance Company                                                                 Director and Executive Vice
                                                                                                President - Assured Assets

Investors Syndicate Development Corp.                                                      Director, Chairman of the Board
                                                                                                and President

Donald K. Shanks, Vice President--Property Casualty
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Property Casualty
                                                      Minneapolis, MN 55440

IDS Property Casualty Insurance Company                                                    Senior Vice President

F. Dale Simmons, Vice President--Senior Portfolio Manager, Insurance Investments
-------------------------------------------------------------------------------------------------------------------------------

American Enterprise Life Insurance Company            IDS Tower 10                         Vice President - Real Estate Loan
                                                      Minneapolis, MN  55440               Management

American Express Financial Advisors                                                        Vice President - Senior Portfolio
                                                                                           Manager, Insurance Investments

American Partners Life Insurance Company                                                   Vice President - Real Estate Loan
                                                                                           Management

AMEX Assurance Company                                                                     Vice President






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

IDS Certificate Company                                                                    Vice President - Real Estate Loan
                                                                                           Management

IDS Life Insurance Company                                                                 Vice President - Real Estate Loan
                                                                                           Management and Assistant Treasurer

IDS Partnership Services Corporation                                                       Vice President

IDS Real Estate Services Inc.                                                              Director and Vice President

IDS Realty Corporation                                                                     Vice President

IDS Life Insurance Company of New York                Box 5144                             Vice President and Assistant
                                                      Albany, NY  12205                    Treasurer

Judy P. Skoglund, Vice President--Human Resources and Organization Development
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Human Resources
                                                      Minneapolis, MN  55440                    and Organization Development

Ben C. Smith, Vice President--Workplace Marketing
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Workplace
                                                      Minneapolis, MN  55440                    Marketing

William A. Smith, Vice President and Controller--Private Client Group
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President and Controller -
                                                      Minneapolis, MN  55440                    Private Client Group

Bridget Sperl, Vice President--Geographic Service Teams
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Geographic
                                                      Minneapolis, MN  55440                    Service Teams





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

William A. Stoltzmann, Vice President and Assistant General Counsel
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                     IDS Tower 10                     Vice President and Assistant General
                                                        Minneapolis, MN  55440                Counsel

American Partners Life Insurance Company                                                 Director, Vice President, General
                                                                                              Counsel and Secretary

IDS Life Insurance Company                                                               Vice President, General Counsel and
                                                                                              Secretary

American Enterprise Life Insurance Company                                               Director, Vice President, General
                                                                                              Counsel and Secretary

James J. Strauss, Vice President--Corporate Planning and Analysis
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Corporate Planning
                                                      Minneapolis, MN  55440                   and Analysis

Jeffrey J. Stremcha, Vice President--Information Resource Management/ISD
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                        Vice President - Information
                                                      Minneapolis, MN  55440                   Resource Management/ISD

Barbara Stroup Stewart, Vice President--Corporate Reengineering
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Corporate
                                                      Minneapolis, MN  55440                    Reengineering

Wesley W. Wadman, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                    Manager

IDS Advisory Group Inc.                                                                    Executive Vice President

IDS Fund Management Limited                                                                Director and Vice Chairman

IDS International, Inc.                                                                    Senior Vice President





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Norman Weaver Jr., Director and Senior Vice President--Field Management
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Senior Vice President - Field
                                                      Minneapolis, MN  55440                    Management

American Express Insurance Agency of Nevada Inc.                                           Vice President - Pacific Region

IDS Insurance Agency of Alabama Inc.                                                       Vice President - Pacific Region

IDS Insurance Agency of Arkansas Inc.                                                      Vice President - Pacific Region

IDS Insurance Agency of Massachusetts Inc.                                                 Vice President - Pacific Region

IDS Insurance Agency of New Mexico Inc.                                                    Vice President - Pacific Region

IDS Insurance Agency of North Carolina Inc.                                                Vice President - Pacific Region

IDS Insurance Agency of Ohio Inc.                                                          Vice President - Pacific Region

IDS Insurance Agency of Wyoming Inc.                                                       Vice President - Pacific Region

Michael L. Weiner, Vice President--Tax Research and Audit
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Tax Research and
                                                      Minneapolis, MN  55440                    Audit

American Express Service Corporation                                                       Assistant Treasurer

IDS Capital Holdings Inc.                                                                  Vice President

IDS Futures Brokerage Group                                                                Vice President

IDS Futures Corporation                                                                    Vice President, Treasurer and
                                                                                                Secretary

IDS Futures III Corporation                                                                Vice President, Treasurer and
                                                                                                Secretary





Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

Lawrence J. Welte, Vice President--Investment Administration
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Investment
                                                      Minneapolis, MN  55440                    Administration

Jeffry F. Welter, Vice President--Equity and Fixed Income Trading
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Equity and Fixed
                                                      Minneapolis, MN  55440                    Income Trading

Edwin M. Wistrand, Vice President and Assistant General Counsel
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President and Assistant
                                                      Minneapolis, MN  55440                    General Counsel

Michael D. Wolf, Vice President--Senior Portfolio Manager
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Vice President - Senior Portfolio
                                                      Minneapolis, MN  55440                    Manager

IDS Advisory Group Inc.                                                                    Executive Vice President

Michael R. Woodward, Director and Senior Vice President--Field Management
-------------------------------------------------------------------------------------------------------------------------------

American Express Financial Advisors                   IDS Tower 10                         Senior Vice President - Field
                                                      Minneapolis, MN  55440                    Management

American Express Insurance Agency of Nevada Inc.                                           Vice President - North  Region

IDS Insurance Agency of Alabama Inc.                                                       Vice President - North Region

IDS Insurance Agency of Arkansas Inc.                                                      Vice President - North Region

IDS Insurance Agency of Massachusetts Inc.                                                 Vice President - North Region

IDS Insurance Agency of New Mexico Inc.                                                    Vice President - North Region

IDS Insurance Agency of North Carolina Inc.                                                Vice President - North Region






Item 5.           Business and Other Connections of Investment Adviser (American Express Financial Corporation) (cont'd)

IDS Insurance Agency of Ohio Inc.                                                          Vice President - North Region

IDS Insurance Agency of Wyoming Inc.                                                       Vice President - North Region

IDS Life Insurance Company of New York                Box 5144                             Director
                                                      Albany, NY 12205

Item 6.           PRINCIPAL UNDERWRITERS

               (a) IDS Life is the Principal underwriter for IDS Life Variable Annuity Fund A, IDS Life Variable Annuity Fund B, IDS Life Accounts F, IZ, JZ, G, H, N, KZ, LZ, AND MZ, IDS Life Account RE, IDS Life Account MGA and IDS Life Account SBS, IDS Life Variable Account 10, IDS Life Variable Life Separate Account and IDS Life Variable Account for Smith Barney.


Item 6(b).        Principal Underwriter (IDS Life Insurance Company)

Name and Principal Business Address  Position and Offices with Underwriter    Positions and Offices with
                                                                              Registrant
------------------------------------ ---------------------------------------- ------------------------------
Timothy V. Bechtold                  Executive Vice President-Risk            None
IDS Tower 10                             Management Products
Minneapolis, MN  55440

David J. Berry                       Vice President                           None
IDS Tower 10
Minneapolis, MN  55440

Mark W. Carter                       Executive Vice President- Marketing      None
IDS Tower 10
Minneapolis, MN  55440

Robert M. Elconin                    Vice President                           None
IDS Tower 10
Minneapolis, MN  55440

Lorraine R. Hart                     Vice President-Investments               Vice President, Investments
IDS Tower 10
Minneapolis, MN  55440

David R. Hubers                      Director                                 None
IDS Tower 10
Minneapolis, MN  55440





Item 6(b).        Principal Underwriter (IDS Life Insurance Company) (cont'd)


James M. Jensen                      Vice President-Insurance Product         None
IDS Tower 10                             Development
Minneapolis, MN  55440

Richard W. Kling                     Director and President                   Chairman of the Board of
IDS Tower 10                                                                       Managers and President
Minneapolis, MN  55440

Paul F. Kolkman                      Director and Executive Vice President    None
IDS Tower 10
Minneapolis, MN  55440

Ryan R. Larson                       Vice President                           None
IDS Tower 10
Minneapolis, MN  55440

James A. Mitchell                    Director, Chairman of the Board and      None
IDS Tower 10                             Chief Executive Officer
Minneapolis, MN  55440

Pamela J. Moret                      Executive Vice President- Variable       None
IDS Tower 10                             Assets
Minneapolis, MN  55440

Barry J. Murphy                      Director and Executive Vice              None
IDS Tower 10                             President-Client Service
Minneapolis, MN  55440

James R. Palmer                      Vice President-Taxes                     None
IDS Tower 10
Minneapolis, MN  55440

Stuart A. Sedlacek                   Director and Executive Vice              None
IDS Tower 10                             President-Assured Assets
Minneapolis, MN  55440

F. Dale Simmons                      Vice President-Real Estate Loan          None
IDS Tower 10                             Management and Assistant Treasurer
Minneapolis, MN  55440

William A. Stoltzmann                Vice President, General Counsel and      General Counsel and
IDS Tower 10                             Secretary                                 Assistant Secretary
Minneapolis, MN  55440


Item 7.           LOCATION OF ACCOUNTS AND RECORDS

                  IDS Life Insurance Company
                  IDS Tower
                  Minneapolis, Minnesota

Item 8.           MANAGEMENT SERVICES

                  Not Applicable.

Item 9.           DISTRIBUTION EXPENSES

                  Not Applicable.

Item 10. UNDERTAKINGS

                  (a) and (b) These undertakings were filed in Registrant's initial Registration Statement.

                  (c) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant IDS Life Variable Annuity Fund A, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Minneapolis, and State of Minnesota on the 15th day of April, 1998.


                                            IDS LIFE VARIABLE ANNUITY FUND A

                                       By: /s/ Richard W. Kling**
                                               Richard W. Kling**
                                               Chairman of the Board of Managers


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of April, 1998.

Signature                                        Title

/s/  Edward Landes**                             Member, Board of Managers
     Edward Landes

/s/  Carl N. Platou**                            Member, Board of Managers
     Carl N. Platou

/s/  Gordon H. Ritz**                            Member, Board of Managers
     Gordon H. Ritz

/s/  Richard W. Kling**                          Chairman of the Board
     Richard W. Kling                            of Managers and President

/s/  Lorraine R. Hart                            Vice President, Investments
     Lorraine R. Hart

/s/  Jeffery S. Horton**                         Vice President and Controller
     Jeffery S. Horton

Signature                                            Title

/s/  Timothy S. Meehan                               Secretary
     Timothy S. Meehan

/s/  William A. Stoltzmann**                         General Counsel and
     William A. Stoltzmann                           Assistant Secretary

** Signed pursuant to IDS Life Variable Annuity Fund A Board of Managers Power of Attorney dated March 25, 1997 filed electronically as Exhibit 17(b) to Registrant's Post-Effective Amendment No. 60 to this Registration Statement:



by_______________________________
         Mary Ellyn Minenko

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Minneapolis, and State of Minnesota on the 15th day of April, 1998.


                                                      IDS LIFE INSURANCE COMPANY

                                                      By: /s/ Richard W. Kling*
                                                              Richard W. Kling
                                                              President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of April, 1998.

Signature                                 Title

/s/  James A. Mitchell*                   Chairman of the Board
     James A. Mitchell                    and Chief Executive Officer

/s/  Richard W. Kling*                    Director and President
     Richard W. Kling

/s/  Jeffrey S. Horton**                  Vice President and Treasurer
     Jeffrey S. Horton

/s/  David R. Hubers*                     Director
     David R. Hubers

/s/  Paul F. Kolkman*                     Director and Executive Vice President
     Paul F. Kolkman

/s/  Barry J. Murphy*                     Director and Executive Vice
     Barry J. Murphy                      President, Client Service

/s/  Stuart A. Sedlacek*                  Director and Executive Vice
     Stuart A. Sedlacek                   President, Assured Assets

/s/  Philip C. Wentzel**                  Vice President and Controller
     Philip C. Wentzel

*Signed   pursuant  to  Power  of  Attorney,   dated  August  19,  1997,   filed
electronically herewith as Exhibit 17(a) for IDS Life Variable Annuity Fund A.

**Signed pursuant to Power of Attorney dated April 9, 1998, filed electronically herewith as Exhibit 17(c) for IDS Life Variable Annuity Fund A.



by_________________________
         Mary Ellyn Minenko

                                CONTENTS OF THIS
                         POST-EFFECTIVE AMENDMENT NO. 61
                      TO REGISTRATION STATEMENT NO. 2-29081

This Post-Effective Amendment comprises the following papers and documents.

The facing sheet.

Part I.

         Cross Reference Sheet.

         Prospectus.

         Financial Statements.

Part II.

         Other Information.

         Signatures.